Exhibit 99.2

ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2016

March 22, 2017

Deloitte LLP 2 New Street Square London EC4A 3BZ Phone: +44 (0)20 7936 3000 Fax: +44 (0)20 7583 1198 www.deloitte.co.uk

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amaya Inc.

We have audited the accompanying consolidated financial statements of Amaya Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2016, December 31, 2015 and January 1, 2015 and the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2016 and December 31, 2015 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Amaya Inc. and subsidiaries as at December 31, 2016, December 31, 2015 and January 01, 2015 and their financial performance and their cash flows for the years ended December 31, 2016 and December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

As discussed in Note 4 to the financial statements, the Company has elected to change its presentation currency in the year ended December 31, 2016.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2017 expressed an adverse opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants

22 March 2017

London, United Kingdom

Deloitte LLP 2 New Street Square London EC4A 3BZ Phone: +44 (0)20 7936 3000 Fax: +44 (0)20 7583 1198 www.deloitte.co.uk

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amaya Inc.

We have audited the internal control over financial reporting of Amaya Inc. and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework 2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Disclosure Controls and Procedures and Internal Control over Financial Reporting— Management Report on Internal Control over Financial Reporting” included in the accompanying Management’s Discussion & Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: operating effectiveness of controls over derivative valuations and hedge accounting and the design of controls over the foreign exchange rates used by the Corporation to determine the impact of foreign exchange fluctuations and for financial reporting purposes. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated March 22, 2017 expressed an unmodified/unqualified opinion on those financial statements and included an Other Matters paragraph regarding the Company’s election to change its presentation currency.

/s/ Deloitte LLP

Chartered Accountants

22 March 2017

London, United Kingdom

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

		Year Ended December 31,
U.S. dollars	Note	2016 $000’s (except per share amounts)	2015 $000’s (except per share amounts) (As adjusted – note 4)
Revenues	6	1,155,892	1,072,320
Expenses	6, 7
Selling		170,496	166,557
General and administrative		577,412	567,422
Financial		137,972	197,226
Gaming duty		113,102	139,197
Acquisition-related costs		199	495
Total expenses		999,181	1,070,897
Gain on sale of subsidiary		—	4,352
Loss from investments		(20,250)	(10,626)
Earnings (loss) from associates		623	(727)
Gain on settlement of deferred consideration	25	2,466	—
Net earnings (loss) from continuing operations before income taxes		139,550	(5,578)
Income taxes	8	4,000	14,441
Net earnings (loss) from continuing operations		135,550	(20,019)
Net earnings from discontinued operations (net of tax)	9	—	230,281
Net earnings		135,550	210,262
Net earnings (loss) attributable to
Shareholders of Amaya Inc.		136,144	210,656
Non-controlling interest		(594)	(394)
Net earnings		135,550	210,262
Basic earnings (loss) from continuing operations per Common Share	10	$0.96	$(0.15)
Diluted earnings (loss) from continuing operations per Common Share	10	$0.70	$(0.15)
Basic earnings per Common Share	10	$0.96	$1.58
Diluted earnings per Common Share	10	$0.70	$1.06

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2016	2015
U.S. dollars	$000’s	$000’s (As adjusted – note 4)
Net earnings	135,550	210,262
Items that are or may be reclassified to net earnings
Available-for-sale investments – loss in fair value (net of income tax expense of $146,000) (2015 - net of income tax recovery of $1,744,000)	(2,095)	(17,019)
Available-for-sale investments – reclassified to net earnings	4,394	(8,909)
Foreign continuing operations – unrealized foreign currency translation differences	22,969	78,409
Foreign discontinued operations – unrealized foreign currency translation differences	—	(3,647)
Foreign operations – foreign currency translation differences reclassified to net earnings upon disposal	—	6,818
Cash flow hedges – effective portion of changes in fair value (net of income tax of nil (2015 - nil))	50,865	(7,059)
Cash flow hedges – reclassified to net earnings (net of income tax of nil (2015 - nil))	(42,263)	(43,898)
Other	—	(375)
Other comprehensive income	33,870	4,320
Total comprehensive income	169,420	214,582
Total comprehensive income attributable to
Shareholders of Amaya Inc.	170,014	214,976
Non-controlling interest	(594)	(394)
Total comprehensive income	169,420	214,582

See accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,		As at January 1,
		2016	2015	2015
U.S. dollars	Note	$000’s	$000’s (As adjusted – note 4, 11)	$000’s (As adjusted – note 4, 11)
ASSETS
Current assets
Cash and cash equivalents - operational		129,459	70,884	119,418
Cash and cash equivalents - customer deposits	26	138,225	203,475	247,320
Total cash and cash equivalents		267,684	274,359	366,738
Restricted cash advances and collateral	16	5,767	—	97,000
Current investments		59,977	67,539	74,117
Current investments - customer deposits	26	228,510	240,044	270,710
Total current investments	15	288,487	307,583	344,827
Accounts receivable		81,557	71,642	137,123
Inventories		515	755	8,807
Prepaid expenses and deposits	17	22,567	30,734	32,450
Assets held for sale	18	6,972	—	—
Income tax receivable		16,838	26,972	17,858
Promissory note		—	—	3,261
Derivatives	22	—	13,485	—
Total current assets		690,387	725,530	1,008,064
Non-current assets
Restricted cash advances and collateral	16	45,728	118,169	58,397
Prepaid expenses and deposits	17	20,798	21,794	24,024
Investments in associates	14	—	10,734	1,835
Long-term accounts receivable		9,458	—	—
Long-term investments	15	6,921	9,462	8,957
Promissory note		4,827	7,700	—
Property and equipment	13	40,800	47,092	81,780
Investment tax credits receivable		1,892	1,410	6,664
Deferred income taxes	8	1,054	302	47,227
Derivatives	22	52,038	—	—
Goodwill and intangible assets	12	4,588,572	4,701,354	4,942,715
Total non-current assets		4,772,088	4,918,017	5,171,599
Total assets		5,462,475	5,643,547	6,179,663
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		135,777	140,295	154,201
Other payables	24	56,588	89,454	183,338
Provisions	25	212,780	17,891	40,064
Customer deposits	26	366,735	443,519	518,030
Income tax payable		23,616	28,876	28,417
Current maturity of long-term debt	20	47,750	32,889	9,871
Derivatives	22	4,922	18,723	—
Total current liabilities		848,168	771,647	933,921
Non-current liabilities
Other payables	24	—	569	6,884
Long-term debt	20	2,380,829	2,436,538	3,012,280
Provisions	25	8,942	388,007	355,979
Derivatives	22	5,594	6,102	—
Deferred income taxes	8	17,214	20,778	40,279
Total non-current liabilities		2,412,579	2,851,994	3,415,422
Total liabilities		3,260,747	3,623,641	4,349,343
EQUITY
Share capital	27	1,862,789	1,571,400	1,576,292
Reserves	28	35,847	280,964	298,540
Retained earnings (deficit)		302,288	166,144	(44,512)
Equity attributable to the owners of Amaya Inc.		2,200,924	2,018,508	1,830,320
Non-controlling interest		804	1,398	—
Total equity		2,201,728	2,019,906	1,830,320
Total liabilities and equity		5,462,475	5,643,547	6,179,663

See accompanying notes.

Approved and authorized for issue on behalf of the Board on March 22, 2017.

(Signed) “Divyesh (Dave) Gadhia”, Director	(Signed) “David Lazzarato”, Director
Divyesh (Dave) Gadhia, Chairman of the Board	David Lazzarato, Chairman of the Audit Committee

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2016 and 2015.

	Share Capital
U.S. dollars	Common Shares number	Convertible Preferred Shares number	Common Shares amount $000’s	Convertible Preferred Shares amount $000’s	Reserves (note 28) $000’s	Retained Earnings/ (Deficit) $000’s	Equity attributable to the owners of Amaya Inc. $000's	Non-controlling interest $000’s	Total equity $000’s
Balance – January 1, 2015 (As adjusted– note 4)	132,844,341	1,139,356	887,598	688,694	298,540	(44,512)	1,830,320	—	1,830,320
Net earnings (loss)	—	—	—	—	—	210,656	210,656	(394)	210,262
Other comprehensive income	—	—	—	—	4,320	—	4,320	—	4,320
Total comprehensive income (loss)	—	—	—	—	4,320	210,656	214,976	(394)	214,582
Issue of Common Shares in relation to exercised warrants	935,996	—	3,984	—	(810)	—	3,174	—	3,174
Issue of Common Shares in relation to exercised employee stock options	1,096,564	—	5,186	—	(1,188)	—	3,998	—	3,998
Conversion of Preferred Shares	4,592	(107)	98	(98)	—	—	—	—	—
Share repurchase	(1,455,300)	—	(8,166)	—	(28,142)	—	(36,308)	—	(36,308)
Stock-based compensation	—	—	—	—	14,224	—	14,224	—	14,224
Put liability (note 22)	—	—	—	—	(5,980)	—	(5,980)	—	(5,980)
Deferred income taxes in relation to share issuance costs	—	—	(1,685)	(4,211)	—	—	(5,896)	—	(5,896)
Non-controlling interest	—	—	—	—	—	—	—	1,792	1,792
Balance – December 31, 2015 (As adjusted– note 4)	133,426,193	1,139,249	887,015	684,385	280,964	166,144	2,018,508	1,398	2,019,906
Net earnings (loss)	—	—	—	—	—	136,144	136,144	(594)	135,550
Other comprehensive income	—	—	—	—	33,870	—	33,870	—	33,870
Total comprehensive income (loss)	—	—	—	—	33,870	136,144	170,014	(594)	169,420
Issue of Common Shares in relation to exercised warrants	11,266,575	—	290,174	—	(288,982)	—	1,192	—	1,192
Issue of Common Shares in relation to exercised employee stock options	408,359	—	1,215	—	(294)	—	921	—	921
Stock-based compensation	—	—	—	—	10,289	—	10,289	—	10,289
Balance – December 31, 2016	145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
		2016	2015
		$000’s	$000’s
U.S. dollars			(As adjusted – note 4, 11)
Operating activities
Net earnings		135,550	210,262
Interest accretion		36,433	61,996
Unrealized (gain) loss on foreign exchange		(17,571)	29,040
Depreciation of property and equipment		8,181	10,789
Amortization of intangible assets		125,760	122,843
Amortization of deferred development costs		5,942	1,853
Stock-based compensation		10,289	14,224
Gain on settlement of deferred consideration		(2,466)	—
Gain on discontinued operations, net of tax		—	(287,626)
Loss on retirement of debt		—	28,483
Impairment of intangible assets, investments and associates		16,931	24,459
Realized (gain) loss on investments		2,906	(10,735)
Unrealized loss on investments		6,703	12,520
Loss (earnings) from associates		(623)	727
Gain on sale of subsidiary		—	(4,352)
Income tax expense recognized in net earnings		4,000	15,204
Income taxes paid		(1,699)	(14,105)
Interest expense		130,848	161,729
Dormant accounts recognized as revenue		(9,160)	(6,825)
Other		923	895
Changes in non-cash operating elements of working capital	30	(32,019)	46,554
Customer deposit liability movement		(70,992)	(55,225)
Net cash inflows from operating activities		349,936	362,710
Financing activities
Issuance of capital stock in relation with exercised warrants		1,192	3,174
Issuance of capital stock in relation with exercised employee stock options		921	3,998
Repurchase of treasury shares		—	(36,308)
Interest paid		(131,346)	(189,626)
Payment of deferred consideration		(200,000)	—
Repayment of premium on long-term debt		—	(28,483)
Repayment of long-term debt		(46,353)	(559,955)
Net cash outflows from financing activities		(375,586)	(807,200)
Investing activities
Additions in deferred development costs		(20,961)	(22,999)
Purchase of property and equipment		(6,806)	(16,080)
Acquired intangible assets		(7,669)	(4,366)
Net purchase of investments		(5,722)	(29,937)
Proceeds from sale of subsidiary		—	464,987
Cash disposed of in discontinued operations		—	(9,175)
Cash movement from (into) restricted cash advances and collateral	16	66,969	(59,870)
Settlement of minimum revenue guarantee		(16,070)	(7,657)
Acquisition of subsidiaries		(3,549)	(2,020)
Sale of investments utilizing customer deposits		22,679	57,770
Net cash inflows from investing activities		28,871	370,653
Increase (decrease) in cash and cash equivalents		3,221	(73,837)
Cash and cash equivalents – beginning of period		274,359	366,738
Unrealized foreign exchange difference on cash and cash equivalents		(9,896)	(18,542)
Cash and cash equivalents - end of period		267,684	274,359

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”), formerly Amaya Gaming Group Inc., is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at December 31, 2016, Amaya had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms. After accounting for discontinued operations as a result of the divestiture of its Business-to-Business (“B2B”) assets during the year ended December 31, 2015, Amaya no longer operates its former B2B business, which previously consisted of certain of its subsidiaries that offered interactive and land-based gaming solutions for the regulated gaming industry worldwide.

Amaya’s B2C operations operate globally and conduct its principal activities from its headquarters in the Isle of Man. The Corporation owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour).

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Montréal, Québec, Canada, H9R 1C8 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market, each under the symbol “AYA”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Corporation have been prepared on the historical cost basis, except derivative financial instruments and financial instruments at fair value through profit or loss which are each measured at fair value.

Unless otherwise indicated, all references to a specific “note” refers to these notes to the Corporation’s consolidated financial statements.

Principles of consolidation

A subsidiary is an entity controlled by the Corporation. As such, the Corporation is exposed, or has rights, to variable returns from its involvement with such entity and has the ability to affect those returns through its current ability to direct such entity’s relevant activities (i.e., control over the entity).

The existence and effect of substantive voting rights that the Corporation potentially has the practical ability to exercise (i.e., substantive rights) are considered when assessing whether the Corporation controls another entity.

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Upon consolidation, all inter-entity transactions and balances have been eliminated.

Non-controlling interests in subsidiaries are identified separately from the Corporation’s equity therein. Those non-controlling interests that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the subsidiary’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Upon the loss of control of a subsidiary, the Corporation’s profit or loss on disposal is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

Discontinued operations

Discontinued operations

Discontinued operations are either separate major lines of business or geographical operations that have been sold or classified as held for sale. When held for use, discontinued operations were a cash-generating unit (“CGU”) or a group of CGUs, where a CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. These comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Corporation. The applicable results from discontinued operations are presented separately in the consolidated statements of earnings on a comparative basis.

Revenue Recognition

B2C revenue

Revenue from the B2C business consists primarily of Poker and Casino & Sportsbook revenue and is recognized when it is probable that the economic benefits will flow to the Corporation and the amount of revenue can be reliably measured.  Revenue is recognized in the accounting periods in which the transactions occurred after deduction of certain offsets, such as promotional bonuses and customer coins granted to customers through a loyalty program, and is measured at the fair value of the consideration received or receivable.

Poker revenue represents primarily the commission charged at the conclusion of each poker hand in ring games (i.e., rake) and entry fees for participation in poker tournaments, and is net of certain promotional expenses. In poker tournaments, entry fee revenue is recognized when the tournament has concluded. Revenues are presented gross of gaming duties, which are presented within expenses.

Casino revenue represents primarily the difference between the amounts of bets placed by the customer less amounts won (i.e., net house win) and is net of certain promotional expenses. Casino revenues are presented gross of gaming duties, which are presented within expenses.

Sportsbook revenue represents primarily bets placed less payouts to customers and is net of certain promotional expenses. Open betting positions are carried at fair value and gains and losses arising on these positions are recognized in revenue. Sportsbook revenues are presented gross of gaming duties which are presented within expenses.

The B2C business operates loyalty programs for its customers that award customer coins generally based on amounts wagered. The value of customer coins is estimated with reference to the redemption value of the applicable customer coin through the Corporation’s product offerings, including in an online store operated by the Corporation and accessible through such product offerings, and the probability of use of such customer coins by customers. In accordance with International Financial Reporting Interpretations Committee 13, Customer loyalty programmes, the fair value attributed to the awarded customer coins is deferred as a liability and recognized as a customer deposit upon redemption of the customer coins.

B2B revenue (Discontinued operations)

Multiple-element revenue arrangements

Certain contracts of the Corporation included license fees, training, installation, consulting, maintenance, product support services and periodic upgrades.

Where such agreements existed, the amount of revenue allocated to each element was based upon the relative fair values of the various elements. The fair values of each element were determined based on the current market price of each of the elements when sold separately. Revenue was only recognized when, in management’s judgment, the significant risks and rewards of ownership were transferred or when the obligation was fulfilled.

Product sales

Revenue from product sales was recognized when the product is shipped to the customer and when there were no unfulfilled obligations of the Corporation that affected the customer’s final acceptance of the product pursuant to the arrangement. Any cost of warranties and remaining obligations that were inconsequential or perfunctory were accrued when the corresponding revenue was recognized.

Participation leases and arrangements

In contracts that stipulated profit sharing arrangements, revenues were earned based on revenue splits established in the contracts and varied depending on the contracts. Revenues were recognized when performance had been achieved and collectability was reasonably assured.

Software licensing

Typically, license fees, included fees from master license agreements, most of which were contingent upon the licensee’s customer usage, were calculated as a percentage of each licensee’s level of activity. The percentage was established in the contract and varied depending on the particular contract and the terms thereof. The license fees were recognized on an accrual basis as earned.

Translation of Foreign Operations and Foreign Currency Transactions

Functional and presentation currency

IFRS requires entities to consider primary and secondary indicators when determining functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic factors, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of the change by translating all items into the new functional currency using the exchange rate at the date of the change.

Based on an analysis of the primary and secondary indicators, the functional currency of each of the Corporation and its subsidiaries have been determined. The Corporation’s consolidated financial statements are presented in U.S. dollars.

Transactions and balances

Foreign currency transactions are translated into the applicable functional currency using the exchange rates prevailing on the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized within expenses.

Group companies

The results and financial position of the Corporation’s subsidiaries that have a functional currency different from the Corporation’s presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing exchange rate on the date of that statement of financial position;
(ii)

income and expenses for each statement of net earnings (loss) and statement of other comprehensive income are translated at average exchange rates (unless such average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates at issue, in which case income and expenses are translated at the exchange rate on the dates of such transactions); and

(iii)	all resulting exchange rate differences are recognized in other comprehensive income (loss) and are transferred to net earnings (loss) as part of gain (loss) on sale of subsidiaries.

The following foreign currencies are referred to herein:

Currency Symbol	Currency Description
USD, USD $, $	United States Dollar
CDN, CDN $	Canadian Dollar
EUR, €	European Euro
GBP	Great Britain Pound Sterling

Business Combination

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized, regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. On initial recognition, the assets and liabilities of the acquired entity are included in the consolidated statements of financial position at their respective fair values. Goodwill is recorded based on the excess of the fair value of the consideration transferred over the fair value of the Corporation’s interest in the acquiree’s net identifiable assets on the date of the acquisition. Any excess of the identifiable net assets over the consideration transferred is immediately recognized in the consolidated statements of earnings.

The consideration transferred by the Corporation to acquire control of an entity is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a deferred payment arrangement. Acquisition-related costs are expensed as incurred.

Operating Segments

For the year ended December 31, 2016, the Corporation had one reportable and operating segment, B2C, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. After accounting for discontinued operations and the divestiture of its B2B assets, Amaya no longer owns or operates its B2B business and thus did not account for it as a separate reportable segment for the year ended December 31, 2016.

Amaya’s B2C business, which it operates primarily through its two business lines, Poker and Casino & Sportsbook, was acquired through the Corporation’s acquisition of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited (“Oldford Group”)) and its subsidiaries and affiliates (collectively with Oldford Group, “Rational Group”) on August 1, 2014 (the “Rational Group Acquisition”). The Corporation’s segments are organized around the markets they serve and are reported in a manner consistent with the internal reporting provided to the Corporation’s key management. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation.

The Corporation presents separate information on an operating segment when any of the following criteria are met:

(i)	reported revenue of the segment is 10% or more of the consolidated revenue; or
(i)	the absolute amount of reported profit or loss of the segment is 10% or more of consolidated profit or loss; or
(i)	assets of the segment are 10% or more of consolidated assets.

Financial Instruments

Financial assets

Financial assets are initially recognized at fair value and are classified as one of the following: “fair value through profit or loss”; “available-for-sale”; or “loans and receivables”. The classification depends on the purpose for which the financial instruments were acquired and their respective characteristics. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held-for-trading and derivatives. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or as otherwise determined by management to be in this category. Financial assets classified at fair value through profit or loss are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period in the consolidated statements of earnings. The Corporation has current investments and derivatives classified as fair value through profit or loss.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Such assets are included in other non-current financial assets unless management intends to dispose of them within 12 months of the date of the consolidated statements of financial position. Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in the consolidated statements of comprehensive income. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the consolidated statements of earnings. When a decline in fair value is determined to be significant and prolonged, the cumulative loss included in accumulated other comprehensive income (loss) is removed as such and then recognized in the consolidated statements of earnings (loss). Gains and losses realized on the disposal of available-for-sale assets are recognized in the consolidated statements of earnings. The Corporation has current and non-current investments classified as available-for-sale.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments but which are not quoted in an active market. All such assets with maturities equal to or less than 12 months from the date of the consolidated statements of financial position are classified as current assets, while those with maturities greater than 12 months from such date are classified as non-current assets. Financial instruments classified as loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. Cash, restricted cash, accounts receivable and promissory notes are classified as loans and receivables.

Impairment

At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. If there is objective evidence that impairment exists, the loss is recognized in the consolidated statements of earnings. The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statements of earnings.

Financial liabilities

Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” or “other financial liabilities”.

At fair value through profit or loss

Financial liabilities are classified as “at fair value through profit or loss” when the financial liability is designated as such.

A financial liability is designated as “at fair value through profit or loss” upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
•	the financial liability is managed and its performance is evaluated on a fair value basis.

Financial liabilities “at fair value through profit or loss”, such as certain derivatives, are stated at fair value, with any gains or losses arising on remeasurement recognized in the consolidated statements of earnings.

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability (or a shorter period where appropriate) to the net carrying amount on initial recognition.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as through profit or loss) are added to or deducted from, as applicable, the fair value of the financial instrument on initial recognition. These costs are expensed to financial expenses on the consolidated statements of earnings over the term of the related financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to financial expenses on the consolidated statements of earnings in the period that the debt facility is retired. Transaction costs related to financial instruments at fair value through profit or loss are expensed when incurred.

Compound financial instruments

Debt and equity instruments issued by the Corporation and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Corporation has issued, and in the future may issue, compound financial instruments comprising both financial liability and equity components. The financial liability component is initially recognized at the fair value of a similar liability. The proceeds are then allocated between the financial liability and the equity components using the residual method.  Any directly attributable transaction costs are allocated to the financial liability and equity components in proportion to their initial carrying amounts. The financial liability component of a compound financial instrument is subsequently re-measured at amortized cost using the effective interest method. The equity components are not re-measured subsequent to their initial recognition.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (i.e., the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the combined instrument (i.e., the embedded derivative plus the host instrument) is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statements of earnings.

Derivatives

From time to time the Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of the derivatives each period are recognized in financial expenses on the consolidated statements of earnings.

Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement.  If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

Cash flow hedges

The Corporation currently uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in the consolidated statements of comprehensive income, while the ineffective portion is recognized immediately in the consolidated statements of earnings. Gains and losses on cash flow hedges accumulated in other comprehensive income are transferred to the consolidated statements of earnings in the same period the hedged item affects the consolidated statements of earnings. If the forecast transaction is no longer expected to occur, the hedge no longer meets the criteria for hedge accounting, the hedging instrument expires or is sold, terminated or exercised, or the designation is revoked, the hedge accounting is discontinued prospectively.  If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to the consolidated statements of earnings.

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging item relating to the effective portion of the hedge is recognized in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in consolidated statements of earnings. Gains and losses accumulated in other comprehensive income are included in the consolidated statements of earnings when the foreign operation is partially disposed of or sold.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Prepaid Expenses and Deposits

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services.

Property and Equipment

Property and equipment which have finite lives are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the particular asset is available for use over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Revenue-producing assets	Diminishing balance	20%
Furniture and fixtures	Straight-line	5 years
Computer equipment	Straight-line	5 years
Building	Straight-line	25 years

Intangible Assets

Software technology	Straight-line	5 years
Software technology (Defensive intangible asset)	Straight-line	2 years
Customer relationships	Straight-line	15 years
Brands	N/A	Indefinite useful life

The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in the consolidated statements of earnings. Expenditures for repairs and maintenance are expensed as incurred.

The Corporation determined that its owned brands have indefinite useful lives as they have no foreseeable limit to the period over which such assets are expected to contribute to the Corporation’s cash flows. In addition, the Corporation expects to continue to support its brands with ongoing marketing efforts.

The Corporation tests its owned brands for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that that the CGUs to which goodwill is allocated might be impaired.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that that the CGUs to which goodwill is allocated might be impaired.

Investments

Investments are stated at the lower of cost and fair market value. Cost is determined on a weighted average basis on a consolidated basis.

Investments in associates

An associate is an entity over which the Corporation has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not the control or joint control over those policy decisions.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Corporation’s share of the profit or loss and other comprehensive income of the associate. When the Corporation's share of losses of an associate exceeds the Corporation's interest in that associate (which includes any long-term interests that, in substance, form part of the Corporation's net investment in the associate), the Corporation discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.  On acquisition of the investment in an associate, any excess of the cost of the investment over the Corporation's share of the net fair value of the identifiable assets and liabilities of the associate is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Corporation's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated statements of earnings in the period in which the investment is acquired.

The requirements of IAS 36, Impairment of Assets are applied to determine whether it is necessary to recognize any impairment loss with respect to the Corporation’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36, Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36, Impairment of Assets to the extent that the recoverable amount of the investment subsequently increases.

Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Corporation is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Corporation discontinues the use of the equity method in relation to the portion that is classified as held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Corporation discontinues the use of the equity method at the time of disposal when the disposal results in the Corporation losing significant influence over the associate or joint venture.

After the disposal takes place, the Corporation accounts for any retained interest in the associate or joint venture in accordance with IAS 39, Financial Instruments: Recognition and Measurement unless the retained interest continues to be an associate or a joint venture, in which case the Corporation uses the equity method.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Impairment of Non-Current Assets

Management assesses, at the end of the reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Corporation estimates the asset’s recoverable amount. An asset’s or CGU’s recoverable amount is the higher of the asset’s or CGU’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Corporation bases its impairment calculation on detailed budgets and forecast calculations, which is prepared for the Corporation’s assets or CGU to which such assets are allocated. These budgets and forecast calculations generally cover a period of three to five years. A long-term growth rate is calculated and applied to project future cash flows after the final year included in the forecast.

Impairment losses of continuing operations are recognized in the consolidated statements of earnings in expense categories consistent with the function of the impaired asset. An impairment loss recognized for goodwill may not be reversed. At the end of the reporting period, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. Where an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Research and Development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs, which have probable future economic benefits, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs net of related research and development investment tax credits are not amortized until the products or technologies are commercialized, at which time, they are amortized over the estimated life of the commercial production of such products or technologies.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment whenever there exits an indication that an asset might be impaired.

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method whereby the amounts of tax credits are applied as a reduction of the expense or deferred development costs.

Taxation

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated statements of earnings, except to the extent it relates to items recognized in the consolidated statements of comprehensive income or directly in the statements of changes in equity.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of earnings because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the particular reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Corporation’s consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments and interests in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of any such asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, in each case based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the particular reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted. Current and deferred tax are recognized  in the consolidated statement of earnings, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.  Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Stock-based compensation

The Corporation has two equity-based award plans and accounts for grants under these plans in accordance with the fair value-based method of accounting for stock-based compensation. As it relates to equity-settled stock options, compensation expense for such options awarded to participants under the plans is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Stock-based compensation expense recognized is adjusted to reflect the number of options that has been estimated by management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the recognized expense corresponds to the options that have actually vested. The stock-based compensation expense credit is attributed to reserves when the expense is recognized in the consolidated statements of earnings. When options are exercised, any consideration received from participants as well as the related compensation cost recorded as reserves are credited to share capital.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted as measured at the date the entity obtains the goods or the counterparty renders the service. The Corporation subsequently re-measures non-employee equity-settled share-based payments at each vesting period and settlement date with any changes in fair value recognized in the consolidated statements of earnings (loss). Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

Provisions

Provisions represent liabilities of the Corporation for which the amount or timing of payment is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in financial expenses on the consolidated statements of earnings.

Provision for jackpot

The Corporation offers progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions. The Corporation believes that its provisions are sufficient to cover the full amount of any required payout.

Deferred consideration

The acquisition-date fair value of any deferred consideration is recognized as part of the consideration transferred by the Corporation in exchange for the acquiree. Changes in the fair value of deferred consideration that result from additional information obtained during the measurement period (i.e., a maximum of one year from the acquisition date) about facts and circumstances that existed at the acquisition date are adjusted retrospectively against goodwill. The Corporation estimates, based on expected future cash flows, the amount that would be required to settle the applicable obligation and recognizes the present value of the same.

Provision for minimum revenue guarantee

A provision for minimum revenue guarantee is recognized pursuant to an agreement with the vendor in connection with the terms of certain of the Corporation’s past divestitures. The Corporation estimates, based on expected future cash flows, the amount that would be required to settle the applicable obligation and recognizes the present value of the same.

Contingent liabilities

Contingent liabilities are not recognized in the consolidated statements of financial position but are reported in the notes. They may arise from uncertainty as to the existence of a liability or represent a liability in respect of which the amount cannot be reliably measured.

Royalties (Discontinued operations)

The Corporation licensed various royalty rights from several owners of intellectual property rights. Generally, these arrangements required material prepayments of minimum guaranteed amounts which were recorded as prepayments in the consolidated statements of financial position. These prepaid amounts were amortized over the life of the arrangement as gross revenue was generated or on a straight-line basis if the underlying games were expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts was recorded as royalty expense within selling expenses in the consolidated statements of earnings.

Critical Accounting Estimates and Judgments

The preparation of the Corporation’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Estimates and judgments are significant when:

•	the outcome is highly uncertain at the time the estimates are made; or
•	different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

The consolidated financial statements include estimates based on currently available information and management’s judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, and assumptions regarding probable future outcomes as the basis for determining estimates.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the consolidated financial statements and actual results could differ from the estimates and assumptions.

Set forth below are descriptions of items that management believes require its most critical estimates and judgments.

Key sources of estimation uncertainty

Deferred consideration

The Corporation has made and may make acquisitions which include deferred payments as part of the consideration for the acquiree. The Corporation re-evaluates the fair value of any deferred consideration, including an “earn out”, on its business acquisitions at the end of each reporting period. Significant estimates are required to determine the fair value of the deferred consideration. The Corporation considers the key inputs of the particular arrangement and market participant assumptions when developing the projected cash flows that are used to determine the fair value of the deferred consideration. This includes the need to estimate the likelihood and timing of achieving the relevant milestones of such deferred consideration or “earn out”. The Corporation exercises judgment when applying a probability assessment for each of the potential outcomes. In addition, the Corporation must consider the time value of money. In determining the discount rate applied to the estimated cash outflows, the Corporation considers the risks inherent to the payment of the particular deferred consideration, such as projection risks, credit risks and liquidity risks.

Goodwill impairment

Goodwill impairment exists when the carrying value of a CGU exceeds its recoverable amount. Management uses estimates in determining the value in use or fair value less costs of disposal of the CGUs to which goodwill has been allocated. The estimates include but are not limited to the control premium, the implied trading multiple, and costs of disposal. A change in future earnings or any other assumptions may have a material impact on the fair value of the CGU, and could result in an impairment loss.

Fair value measurement and valuation process

The Corporation measures certain financial assets and liabilities at fair value for financial reporting purposes. Management has a review process which is designed to ensure that fair values are calculated in a consistent manner. The valuation techniques and inputs are reviewed by management to ensure consistency and any changes are analyzed and approved. Valuations for financial assets and liabilities are performed and reviewed on a quarterly basis, and are reviewed and approved by the key management.

In estimating the fair value, management uses market observable data to the extent it is available. Where observable market data does not exist, management internally calculates the fair value using valuation techniques that maximizes the use of observable inputs. These inputs are reviewed and approved by management.

Judgments

Useful lives of long-lived assets

Judgment is used to estimate each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and, in the case of an intangible asset, contractual provisions that enable the renewal or extension of the asset’s legal or contractual life without substantial cost, as well as renewal history. Incorrect estimates of useful lives could result in an increase or decrease in the annual amortization expense and future impairment charges.

Functional currency

The Corporation’s worldwide operations expose the Corporation to transactions denominated in a number of different currencies, which are required to be translated into one currency for consolidated financial statement reporting purposes. The Corporation’s foreign currency translation policy is designed to reflect the economic exposure of the Corporation’s operations to various currencies.

The Corporation’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside Canada may have different functional currencies. The functional currency of an operation is the currency of the primary economic environment to which it is exposed. In order to determine the functional currency, management will first consider the currency that influences sales prices of the goods and services provided by the operations and the currency that influences the costs incurred by the operations. Then, if based on these two primary factors, the functional currency is not obvious, management will examine secondary factors such as the currency in which funds from financing are obtained, the currency in which cash receipts are retained and the levels of interactions with the parent company. In determining the functional currency of an operation, management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Investments in associates

Management assesses the relationship with investees to determine if the Corporation has control or significant influence over such investee. Management determines that it has control over an investee when it is exposed, or has rights, to variable returns from its investment in an entity and has the ability to affect those returns through its power over the investee.

When the Corporation does not have control over an investee but has the power to participate in the financial and operating policy decisions of the investee, management determines that it has significant influence over the investee.

Impairment on investments

The Corporation needs to use judgment when assessing whether the investments held are impaired. The Corporation determines whether the investment’s decline is significant or prolonged by analyzing the historical volatility of the investment as well as the period of time over which the investment value has been depressed. Generally, the Corporation will judge that a decrease of 30% in the value of the investment or a decline of 9 months to be significant and prolonged respectively.

Contingent liabilities

The Corporation reviews outstanding legal cases following developments in the legal proceedings at each balance sheet date, considering, among other things: the nature of the litigation, claim or assessment; the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought; the progress of the case (including progress after the date of the financial statements but before those statements are issued); the opinions or views of legal counsel and other advisors; experience of similar cases; and any decision of the Corporation’s management as to how it will respond to the litigation, claim or assessment. The Corporation assesses the probability of an outflow of resources to settle the obligation as well as if the outflow can be reliably measured. If these conditions are not met, no provision will be recorded and the relevant facts will be disclosed as a contingent liability. To the extent that the Corporation’s assessments at any time do not reflect subsequent developments or the eventual outcome of any claim, its future financial statements may be materially affected, with a favourable or adverse impact on the Corporation’s business, financial condition or results of operations.

Derivatives and hedging

The Corporation uses derivatives to manage a variety of risks, including risks related to interest rates and foreign exchange. Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. The rules and interpretations related to derivatives accounting are complex. Failure to apply this complex guidance correctly will result in all changes in the fair value of the derivative being reported in earnings, without regard to the offsetting changes in the fair value of the hedged item. The accompanying financial statements reflect the consequences of loss of hedge accounting for certain positions.

In evaluating whether a particular relationship qualifies for hedge accounting, we first determine whether the relationship meets the strict criteria to qualify for exemption from ongoing effectiveness testing. For a relationship that does not meet these criteria, we test effectiveness at inception and quarterly thereafter by determining whether changes in the fair value of the derivative offset, within a specified range, changes in the fair value of the hedged item. This test is conducted on a cumulative basis each reporting period. If fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively. Fair values of both the derivative instrument and the hedged item are calculated using internal valuation models incorporating market-based assumptions, subject to third-party confirmation.

Further information about the Corporation’s use of derivatives is provided in note 22.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

4.	CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2016, the Corporation changed its presentation currency in the consolidated financial statements from the Canadian dollar to the U.S. dollar. The change in presentation currency was made as the Corporation believes that this change will reduce the impact of movements in exchange rates on reported results and provide shareholders with a more accurate reflection of the Corporation’s underlying performance. In making the change to a U.S. dollar presentation currency, the Corporation applied the change retrospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, as if the new presentation currency had always been the Corporation's presentation currency.

The financial statements for all periods presented herein have been translated to a U.S. dollar presentation currency. For comparative balances, assets and liabilities were translated into the presentation currency at the closing rate of exchange at the reporting date for those financial periods, and income and expenses were translated into the presentation currency using a reasonable average exchange rate that approximates the exchange rates at the dates of the transactions in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Non U.S. dollar cash flows were translated into U.S. dollars using the average rates of exchange over the relevant period, and share capital and reserves were translated at the historical rates prevailing on the date of each relevant transaction. Exchange rate differences arising on translation to the presentation currency were recognized in the foreign currency translation reserve in shareholders’ equity.

The exchange rates were as follows:

CDN $/$ exchange rate	Year ended December 31, 2015
Opening rate	1.1601
Closing rate	1.3840
Average rate	1.2785

5.	CHANGE IN ACCOUNTING ESTIMATE

During the year ended December 31, 2016, the Corporation determined that it was necessary to accelerate the amortization of the Full Tilt software no longer used as a result of the previously announced migration of the Full Tilt brand and players to the PokerStars platform reducing the remaining life from 39 to 24 months. Although the software will no longer be used, the Corporation determined that there is value in preventing its use by others. This change in accounting estimate results in an increase in amortization of intangibles expense from approximately $11.28 million to approximately $18.10 million annually from May 2016 through April 2018.

In connection with the Innova Offering (as defined below in note 9) the Corporation entered into an EBITDA support agreement with Innova Gaming Group Inc. (TSX: IGG) (“Innova”) pursuant to which the Corporation agreed to pay Innova each year until June 30, 2020 a maximum of CDN$2 million per year based on any applicable EBITDA shortfall recognized by Innova in each such year. For the year ended December 31, 2015, no shortfall was expected and therefore no provision was recorded. During the year ended December 31, 2016, Innova informed the Corporation that its EBITDA expectations would result in a shortfall in each of the remaining four years and as a result, the Corporation recorded a provision of $5.33 million, representing the present value of the expected remaining EBITDA support payments. For information regarding the potential disposition of the Corporation’s ownership in Innova and the corresponding reclassification, see notes 14 and 18.

6.	SEGMENTED INFORMATION

For the years ended December 31, 2016 and 2015, after accounting for discontinued operations, the Corporation had one reportable segment, B2C, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. The Corporation’s “Chief Operating Decision Makers” receive business line revenue information throughout the year for the purposes of assessing their respective performance. Other B2C sources of revenue are aggregated into “Other”, while certain other nominal sources of revenue and corporate costs are included in “Corporate”.

Segmented net loss from continuing operations for the year ended December 31, 2016:

	Year Ended December 31, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	846,059	264,114	44,966	1,155,139	753	1,155,892
Selling				(168,673)	(1,823)	(170,496)
General and administrative				(508,074)	(69,338)	(577,412)
Financial				(142,236)	4,264	(137,972)
Gaming duty				(113,102)	—	(113,102)
Acquisition-related costs				(199)	—	(199)
Income (loss) from investments				552	(20,802)	(20,250)
Earnings from associates				—	623	623
Gain on settlement of deferred consideration				2,466	—	2,466
Net earnings (loss) from continuing operations before income taxes				225,873	(86,323)	139,550
Income taxes				4,027	(27)	4,000
Net earnings (loss) from continuing operations				221,846	(86,296)	135,550

Other segmented information
Depreciation & amortization				139,301	582	139,883
Bad debt				4,142	1,938	6,080
Total Assets				5,412,449	50,026	5,462,475
Total Liabilities				3,230,806	29,941	3,260,747

Segmented net earnings from continuing operations for the year ended December 31, 2015:

	Year ended December 31, 2015 (As adjusted - note 4)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	887,165	136,293	47,348	1,070,806	1,514	1,072,320
Selling				(164,437)	(2,120)	(166,557)
General and administrative				(500,398)	(67,024)	(567,422)
Financial				(195,238)	(1,988)	(197,226)
Gaming duty				(139,197)	—	(139,197)
Acquisition-related costs				(338)	(157)	(495)
Gain on sale of subsidiary				—	4,352	4,352
Loss from investments				(516)	(10,110)	(10,626)
Loss from associates				—	(727)	(727)
Net earnings (loss) from continuing operations before income taxes				70,682	(76,260)	(5,578)
Income taxes				5,513	8,928	14,441
Net earnings (loss) from continuing operations				65,169	(85,188)	(20,019)

Other segmented information
Depreciation & amortization				127,194	860	128,054
Impairment				6,833	17,626	24,459
Bad debt				2,050	2,219	4,269
Total Assets				5,572,077	71,470	5,643,547
Total Liabilities				3,563,132	60,509	3,623,641

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each license or approval (as opposed to the jurisdiction where gameplay actually occurred) generating a minimum of 5% of total consolidated revenue:

	Year Ended December 31, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	339,513	19,187	3	358,703	—	358,703
Malta	225,974	166,198	4	392,176	—	392,176
Italy	77,646	31,693	624	109,963	—	109,963
United Kingdom	56,837	13,439	387	70,663	—	70,663
Spain	42,326	24,370	653	67,349	—	67,349
France	51,989	2,356	573	54,918	—	54,918
Other licensed or approved jurisdictions	51,774	6,871	42,722	101,367	753	102,120
	846,059	264,114	44,966	1,155,139	753	1,155,892

	Year ended December 31, 2015 (As adjusted - note 4)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	361,663	14,562	—	376,225	—	376,225
Malta	238,416	87,153	—	325,569	—	325,569
Italy	81,304	9,048	600	90,952	—	90,952
United Kingdom	64,644	10,422	368	75,434	—	75,434
Spain	44,569	14,977	604	60,150	—	60,150
France	56,875	—	563	57,438	—	57,438
Other licensed or approved jurisdictions	39,694	131	45,213	85,038	1,514	86,552
	887,165	136,293	47,348	1,070,806	1,514	1,072,320

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at December 31,		As at January 1,
	2016	2015	2015
	$000’s	$000’s (As adjusted - note 4)	$000’s (As adjusted - note 4)
Geographic Area
Canada	39,993	31,406	19,027
Isle of Man	4,567,314	4,693,965	4,807,704
Malta	—	673	465
Italy	47	61	36
United Kingdom	6,380	5,157	3,453
France	—	376	558
Other licensed or approved jurisdictions	15,638	16,808	193,252
	4,629,372	4,748,446	5,024,495

7.	EXPENSES CLASSIFIED BY NATURE

	Year Ended December 31,
	2016 $000’s	2015 $000’s
		(As adjusted – note 4)
Financial
Interest and bank charges	167,618	191,376
Foreign exchange (gain) loss	(29,646)	5,850
	137,972	197,226
General and administrative
Processor costs	56,555	57,719
Office	66,002	62,350
Salaries and fringe benefits	182,080	176,499
Research and development salaries	27,661	32,286
Stock-based compensation	10,289	14,224
Depreciation of property and equipment	8,181	7,584
Amortization of deferred development costs	5,942	1,453
Amortization of intangible assets	125,760	119,017
Professional fees	71,008	67,205
Impairment of intangible assets, investments and associates	16,931	24,459
Bad debt	6,080	4,269
Loss on disposal of assets	923	357
	577,412	567,422

Selling	170,496	166,557

Gaming duty	113,102	139,197

Acquisition-related costs
Professional fees	199	495
	199	495

8.	INCOME TAXES

Details of income tax expense were as follows:

	Year Ended December 31,
	2016	2015
	$000’s	$000’S
		(As adjusted – note 4)
Current income tax expense	8,384	7,342
Deferred income tax expense (recovery)	(4,384)	7,099
Income tax expense	4,000	14,441

The Corporation’s applicable Canadian statutory tax rate is equal to the Federal and Provincial combined tax rate applicable in the jurisdiction within Canada where the Corporation’s head office is registered (i.e., Quebec). Income taxes reported differ from the amount computed by applying the statutory rates to earnings before income taxes. The reconciliation is as follows:

	Year Ended December 31,
	2016	2015
	$000’s	$000’s
		(As adjusted – note 4)
Net earnings (loss) from continuing operations before income taxes	139,549	(5,578)
Canadian statutory tax rate	26.9%	26.9%
Statutory income taxes	37,539	(1,501)
Non-taxable income	(99)	(1,130)
Non-deductible expenses	4,710	8,451
Differences in effective income tax rates in foreign jurisdictions	(102,206)	(63,918)
Deferred tax assets not recognized	64,191	69,537
Other	(135)	3,002
Income tax expense	4,000	14,441

Significant components of the Corporation’s deferred income tax balance at December 31, 2016 and 2015 were as follows:

	Property & Equipment	Transaction Costs	Intangibles	Tax Losses	Foreign Tax credits	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
At January 1, 2015	5,211	22,072	(37,258)	11,316	—	5,607	6,948
Credited / (charged) to net earnings (note 4)	(3,468)	(5,523)	1,598	1,751	—	(1,456)	(7,098)
Credited / (charged) to discontinued operations net earnings (note 9)	(163)	—	3,472	327	—	(127)	3,509
Credited / (charged) directly to asset/liability	(3,329)	—	656	543	—	2,149	19
Credited / (charged) to other comprehensive income	(172)	(1,340)	(228)	2,294	—	508	1,062
Charged directly to equity	—	(5,896)	15	(75)	—	—	(5,956)
Transferred to discontinued operations (note 9)	1,959	(5,029)	13,168	(15,855)	—	(12,668)	(18,425)
Acquisition of subsidiary	—	—	(535)	—	—	—	(535)
At December 31, 2015	38	4,284	(19,112)	301	—	(5,987)	(20,476)
Credited / (charged) to net earnings	(10)	—	1,808	(174)	—	2,760	4,384
Reclassification		(4,284)				4,284	—
Credited / (charged) to other comprehensive income	(3)	—	—	12	—	(81)	(72)
Impairment	—	—	4	—	—	—	4
At December 31, 2016	25	—	(17,300)	139	—	976	(16,160)

As at December 31, 2016, the Corporation had Canadian Federal and Provincial non-capital losses of approximately $77.56 million and $77.08 million, respectively (December 31, 2015 – $20.40 million and $21.26 million, respectively), that may be applied against earnings in future years, through December 31, 2036. The Corporation’s foreign subsidiaries have non-capital losses of approximately $610.06 million (December 31, 2015 - $253.01 million) that may be applied against earnings in future years.  The majority of those losses can be applied through December 31, 2023 ($137.15 million), through December 31, 2024 ($326.02 million) and through December 31, 2025 ($119.47 million). As at December 31, 2016, the Corporation did not recognize deferred tax assets with respect to $34.15 million (December 31, 2015 - $44.55 million) of deductible temporary differences and $610.06 million (December 31, 2015 - $253.01 million) of foreign non-capital losses.  The deductible temporary differences and foreign non-capital losses may be applied against earnings in future years, through December 31, 2036.  No deferred tax liability has been recognized for unremitted earnings totaling $695.9 million (December 31, 2015 - $265.17 million), as the Corporation controls the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

9.	DISCONTINUED OPERATIONS

On May 5, 2015, Innova closed its initial public offering (the “Innova Offering”), which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, with the Corporation receiving aggregate net proceeds of approximately CDN$34.10 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering and Innova currently holds all of the shares of Diamond Game Enterprises (“Diamond Game”), which was formerly a wholly-owned subsidiary of Amaya. In connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova (as described above in note 5).  For information regarding the potential disposition of the Corporation’s ownership in Innova and the corresponding reclassification, see notes 14 and 18.

On June 1, 2015, Amaya announced that it had completed the sale of Cadillac Jack Inc. (“Cadillac Jack”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE: APO), for approximately $382 million comprising cash consideration of $370 million, subject to adjustment, and a $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date (the “Cadillac Jack Sale”).

On July 31, 2015, Amaya announced that it completed the sale of all of the issued and outstanding shares of its subsidiaries, Chartwell and Cryptologic, to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) and NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (the “Chartwell/Cryptologic Sale”)  for gross proceeds of approximately CDN$150 million, subject to adjustment, of which CDN$110 million was paid in cash  and CDN$40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). The Corporation used the majority of the net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the Refinancing (as defined in note 20 below). The NYX Sub Preferred Shares (i) rank in priority to all common shares and any other preferred shares of the NYX Sub outstanding as of the closing in the event of winding-up, dissolution or liquidation of the NYX Sub; (ii) are redeemable for cash at any time at the option of the NYX Sub and are subject to mandatory redemption in the event of any financing completed by NYX Gaming Group or any of its affiliates (until all issued and outstanding NYX Sub Preferred Shares are redeemed), in each case at a price equal to the initial liquidation preference of CDN$40 million, as adjusted from time to time; (iii) are not entitled to receive any dividends; (iv) are not transferrable or assignable, except to an affiliate; and (v) are exchangeable into NYX Gaming Group ordinary shares at any time after one year from the closing date, in whole or in part, upon 35 days’ advance written notice to the NYX Sub, at the then applicable exchange ratio, which was initially 8 million NYX Gaming Group ordinary shares.  The exchange ratio increases every six months at a rate of 3% commencing six months after the closing of the sale for so long as the NYX Sub Preferred Shares are outstanding.

In connection with the Chartwell/Cryptologic Sale, an Amaya subsidiary and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group provides certain casino gaming content to the Corporation’s real-money online casino offerings. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of CDN$12 million per year for each of the first three years of the Licensing Agreement. Pursuant to a November 24, 2016 amendment to certain NYX Gaming Group debentures held by the Corporation (the “Debentures Amendment”), after May 17, 2017, the Corporation will be entitled to automatically setoff any amount owning under such debentures, as amended by the Debentures Amendment, against any amounts owing under the minimum license commitment. Following an event of default under such debentures, as amended by the Debentures Amendment, the Corporation will be entitled to automatically setoff any amount outstanding under the debentures against any amount owing under the License Agreement. See note 15.

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova, of which the Corporation holds approximately 40% of its issued and outstanding common shares), Cadillac Jack and Chartwell and Cryptologic are classified as discontinued operations for the year ended December 31, 2015. The following tables illustrate the impact of these discontinued operations of the Corporation on December 31, 2015:

Results from Discontinued Operations

Year ended December 31,
2015
$000’s except per share data
(As adjusted – note 4)
Total Revenue	45,058
Expenses	(113,758)
Results from operating activities before income taxes	(68,700)
Income taxes	40
Net loss from discontinued operations	(68,740)
Gain on sale of discontinued operations	360,424
Minimum revenue guarantee	(20,827)
Taxes on gain on sale of discontinued operations	(35,124)
Transaction costs	(5,452)
Net earnings from discontinued operations	230,281
Basic earnings from discontinued operations per Common Share	$1.73
Diluted earnings from discontinued operations per Common Share	$1.16

Cash Flows from (Used In) Discontinued Operations

Year ended December 31,
2015
$000’s (As adjusted - note 4)
Net cash inflows from operating activities	1,225
Net cash inflows from financing activities	1,218
Net cash outflows from investing activities	(16,121)

Effect on the Financial Position of the Corporation

The assets, liabilities and reserves disposed of in connection with the Chartwell/Cryptologic Sale, which was completed during the year ended December 31, 2015, were as follows:

As of July 31, 2015
$000’s (As adjusted - note 4)
Cash and cash equivalents	(1,581)
Restricted cash	(98)
Accounts receivable	(2,225)
Investment tax credit	(3,002)
Prepaid expenses and deposits	(714)
Goodwill and intangible assets	(19,577)
Property plant and equipment	(1,671)
Accounts payable	2,230
Provisions	5,394
Income tax payable	485
Other payables	186
Deferred revenue	98
Deferred income tax	2,957
Net assets disposed of in discontinued operations	(17,518)
Proceeds from sale of discontinued operations	113,089
Gain on sale of discontinued operations	95,571

The assets, liabilities and reserves disposed of in connection with the Cadillac Jack Sale, which was completed during the year ended December 31, 2015, were as follows:

As of June 1, 2015
$000’s (As adjusted - note 4)
Cash and cash equivalents	(4,233)
Accounts receivable	(13,589)
Income tax receivable	(2)
Inventory	(5,341)
Prepaid expenses and deposits	(2,484)
Finance lease receivable	(1,401)
Goodwill and intangible assets	(106,310)
Property plant and equipment	(26,275)
Accounts payable	40,508
Provisions	2,225
Income tax payable	228
Other payables	551
Deferred income tax	9,993
Long term debt	343,766
Contributed surplus	3,220
Net liabilities disposed of in discontinued operations	240,856
Cash transferred in sale of discontinued operations	(2,248)
Gain on sale of discontinued operations	238,608

The assets, liabilities and reserves disposed of in connection with the divestiture of Diamond Game through the Innova Offering, which was completed during the year ended December 31, 2015, were as follows:

As of May 5, 2015
$000’s (As adjusted - note 4)
Cash and cash equivalents	(3,361)
Accounts receivable	(2,874)
Inventory	(1,935)
Prepaid expenses and deposits	(514)
Goodwill and intangible assets	(22,367)
Property plant and equipment	(8,119)
Deferred tax asset	(1,327)
Accounts payable	3,736
Income tax payable	248
Other payables	3,028
Deferred revenue	2,024
Deferred income tax	2,225
Net assets disposed of in discontinued operations	(29,236)
Proceeds from sale of discontinued operations	55,481
Gain on sale of discontinued operations	26,245

10.	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings from continuing operations and earnings per Common Share for the following periods:

	Year Ended December 31,
	2016	2015 (As adjusted - note 4)
Numerator
Numerator for basic and diluted earnings per Common Share – net earnings (loss) from continuing operations	$136,144,000	$(19,625,000)
Numerator for basic and diluted earnings per Common Share – net earnings from discontinuing operations	$—	$230,281,000
Numerator for basic and diluted earnings per Common Share – net earnings	$136,144,000	$210,656,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	141,463,244	133,238,795

Effect of dilutive securities
Stock options	1,585,173	2,403,516
Warrants	—	12,971,474
Convertible Preferred Shares	52,384,503	49,379,715
Effect of dilutive securities	53,969,676	64,754,705
Dilutive potential for diluted earnings per Common Share	195,432,920	197,993,500
Basic earnings (loss) from continuing operations per Common Share	$0.96	$(0.15)
Diluted earnings (loss) from continuing operations per Common Share	$0.70	$(0.15)
Basic earnings from discontinued operations per Common Share	$—	$1.73
Diluted earnings from discontinued operations per Common Share	$—	$1.16
Basic earnings per Common Share	$0.96	$1.58
Diluted earnings per Common Share	$0.70	$1.06

As the Corporation reported a net loss for the year ended December 31, 2015, the effect of the conversion or exercise of stock options, warrants and convertible Preferred Shares (as defined below) was anti-dilutive and excluded from the calculation.

11.	PRIOR PERIOD ADJUSTMENT

The following table illustrates the reclassification of certain items in the consolidated statement of cash flows for customer deposits

	Year Ended December 31,
	2015 $000’s (As adjusted – note 4)	2015 $000’s (As reclassified)	2015 $000’s
Adjustment to operating activities
Changes in non-cash operating elements of working capital	(8,761)	55,225	46,464
Customer deposit liability movement	—	(55,225)	(55,225)
	(8,761)	—	(8,761)
Adjustment to investing activities
Purchase of investments	27,833	(57,770)	(29,937)
Sale of investments utilizing customer deposits	—	57,770	57,770
	27,833	—	27,833

The Corporation separated Cash and cash equivalents into two line items, “Cash and cash equivalents – operational” and “Cash and cash equivalents - customer deposits”, in the consolidated statement of financial position.  Cash and cash equivalents – operational presents cash and cash equivalents that is available for use by the Corporation for operations whereas Cash and cash equivalents – customer deposits presents cash and cash equivalents that is only available to the Corporation to cover its customer deposit liability.

The Corporation also separated Current investments into two line items, “Current investments” and “Current investments – customer deposits”, in the consolidated statement of financial position.  Current investments presents current investments (i.e., short term, highly liquid investments) held by the Corporation and that the Corporation may liquidate to use for operations whereas Current investments – customer deposits presents current investments held by the Corporation and that the Corporation may only liquidate to cover its customer deposit liability (whether directly or by adding the proceeds to Cash and cash equivalents – customer deposits).

As a result of these reclassifications, the Corporation also (i) reclassified the sale of current investments relating to customer deposits from “Net purchases of investments” in the investing activities section of the consolidated statement of cash flows to its own line item titled “Sale of investments utilizing customer deposits” within the investing activities section of the same statement, and (ii) reclassified the customer deposit liability movements from net working capital to its own line item titled “Customer deposit liability movement”. These reclassifications had no impact on the total cash flow change.

12.	GOODWILL AND INTANGIBLE ASSETS

For the year ended December 31, 2016:

	Note	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Deferred Development Costs $000’s	Goodwill $000’s	Other $000’s	Total $000’s
Cost
Balance – January 1, 2016		115,283	1,423,719	485,253	30,309	2,810,470	19,992	4,885,026
Additions		—	—	—	20,961	—	7,669	28,630
Additions through business combination		824	—	—	—	200	—	1,024
Disposals		—	—	—	(1,784)	—	(11,646)	(13,430)
Reclassification		—	—	—	(678)	—	—	(678)
Translation		(28)	—	—	—	11	(342)	(359)
Balance – December 31, 2016		116,079	1,423,719	485,253	48,808	2,810,681	15,673	4,900,213

Accumulated amortization and impairments
Balance – January 1, 2016		32,122	134,462	—	3,122	—	13,966	183,672
Amortization		27,478	94,915	—	5,942	—	3,367	131,702
Disposals		—	—	—	(1,784)	—	(11,634)	(13,418)
Impairment		1,563	—	—	2,552	5,471	155	9,741
Translation		—	—	—	—	—	(56)	(56)
Balance – December 31, 2016		61,163	229,377	—	9,832	5,471	5,798	311,641

Net carrying amount
At January 1, 2016		83,161	1,289,257	485,253	27,187	2,810,470	6,026	4,701,354
At December 31, 2016		54,916	1,194,342	485,253	38,976	2,805,210	9,875	4,588,572

For the year ended December 31, 2015:

	Note	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Deferred Development Costs $000’s	Goodwill $000’s	Other $000’s	Total $000’s
Cost
Balance – January 1, 2015		172,688	1,436,341	485,253	15,600	2,896,833	32,545	5,039,260
Additions		—	—	—	22,999	—	4,366	27,365
Additions through business combination		2,440	—	—	—	5,260	—	7,700
Disposals		—	—	—	—	—	(590)	(590)
Assets disposed in discontinued operations	9	(59,473)	(12,552)	—	(8,474)	(91,486)	(15,029)	(187,014)
Reclassification		—	—	—	642	1,027	1,091	2,760
Translation		(372)	(70)	—	(458)	(1,164)	(2,391)	(4,455)
Balance – December 31, 2015 (As adjusted – note 4)		115,283	1,423,719	485,253	30,309	2,810,470	19,992	4,885,026

Accumulated amortization and impairments
Balance – January 1, 2015		36,409	41,078	—	3,486	—	15,572	96,545
Amortization		25,621	95,113	—	1,853	—	2,109	124,696
Disposals		—	—	—	—	—	(437)	(437)
Impairment		—	—	—	324	—	2,623	2,947
Assets disposed in discontinued operations	9	(29,647)	(1,712)	—	(2,191)	—	(5,210)	(38,760)
Reclassification		—	—	—	—	—	822	822
Translation		(261)	(17)	—	(350)	—	(1,513)	(2,141)
Balance – December 31, 2015 (As adjusted – note 4)		32,122	134,462	—	3,122	—	13,966	183,672

Net carrying amount
At January 1, 2015		136,279	1,395,263	485,253	12,114	2,896,833	16,973	4,942,715
At December 31, 2015 (As adjusted – note 4)		83,161	1,289,257	485,253	27,187	2,810,470	6,026	4,701,354

The Corporation recognized impairment losses (classified in general and administrative expenses) related to goodwill and software technology previously classified as “Corporate” assets (see note 5 above) of $7.19 million (December 31, 2015 - $nil).  The Corporation recognized impairment losses of $2.55 million (December 31, 2015 - $nil) related to deferred development cost.  During the year ended December 31, 2015, the Corporation determined that certain B2B-related intangible assets were redundant to the Corporation’s core operations, which then-consisted and currently consist of its B2C operations. As a result, during the same year, the Corporation recognized impairment losses (classified in general and administrative expenses) related to licenses (included in Other) of $2.62 million and related to deferred development costs of $324,000.

Impairment Testing

The Corporation performed an annual impairment test for its B2C operations in connection with the preparation of its financial statements for the year ended December 31, 2016. The Corporation identified the B2C operations as a single CGU for impairment testing purposes. A recoverable amount for the CGU has been determined based on the value in use methodology.

The recoverable amount of the CGU is determined from value in use calculations. The key assumptions for the value in use calculation are those regarding the discount rate, growth rate and Adjusted EBITDA forecasts. Adjusted EBITDA is defined by the Corporation as net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items. These assumptions have been revised in the year ended December 31, 2016. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU.

The Corporation prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows based on an estimated growth rate of 1.9% and a discount rate of 11.7% (December 31, 2015 – 3.0% and 11.7%). The estimated growth rate is based on the inflation rates of many of the European markets in which the Corporation is operating.

The Corporation believes that any reasonable change to these principal assumptions is unlikely to cause the CGU’s carrying value to exceed its recoverable amount. This fair value measurement is a level 3 measurement in the fair value hierarchy.

Based on the goodwill impairment test performed, the recoverable amount of the CGU was in excess of its carrying amount and accordingly, there is no impairment of the carrying value of the goodwill.

Based on the indefinite life intangible asset impairment test performed, the fair value of the asset was in excess of its carrying amount and accordingly, there is no impairment of the carrying value of the intangible asset.

13.	PROPERTY AND EQUIPMENT

For the year ended December 31, 2016:

	Note	Revenue- Producing Assets $000’s	Furniture and Fixtures $000’s	Computer Equipment $000’s	Building $000’s	Total $000’s
Cost
Balance – January 1, 2016		117	11,099	14,589	26,351	52,156
Additions		3	1,536	5,267	—	6,806
Disposals		(40)	(2,762)	(965)	—	(3,767)
Translation		4	(517)	(264)	(4,746)	(5,523)
Balance – December 31, 2016		84	9,356	18,627	21,605	49,672

Accumulated depreciation
Balance – January 1, 2016		29	1,536	2,143	1,356	5,064
Depreciation		16	3,023	4,144	998	8,181
Disposals		(22)	(1,971)	(742)	—	(2,735)
Translation		1	(571)	(306)	(762)	(1,638)
Balance – December 31, 2016		24	2,017	5,239	1,592	8,872

Net carrying amount
At January 1, 2016		88	9,563	12,446	24,995	47,092
At December 31 2016		60	7,339	13,388	20,013	40,800

For the year ended December 31, 2015:

	Note	Revenue- Producing Assets $000’s	Furniture and Fixtures $000’s	Computer Equipment $000’s	Building $000’s	Total $000’s
Cost
Balance – January 1, 2015		45,610	11,749	17,067	28,476	102,902
Additions		3,828	4,631	7,621	—	16,080
Disposals		(593)	(2,117)	(1,605)	—	(4,315)
Reclassifications and other		(99)	83	(1,086)	—	(1,102)
Assets disposed in discontinued operations	9	(47,568)	(3,132)	(7,423)	—	(58,123)
Translation		(1,061)	(115)	15	(2,125)	(3,286)
Balance – December 31, 2015 (As adjusted – note 4)		117	11,099	14,589	26,351	52,156

Accumulated depreciation
Balance – January 1, 2015		16,864	1,138	2,604	516	21,122
Depreciation		2,724	2,917	4,016	1,132	10,789
Disposals		(265)	(2,036)	(1,290)	—	(3,591)
Reclassifications and other		—	(15)	(808)	—	(823)
Assets disposed in discontinued operations	9	(18,203)	(983)	(2,872)	—	(22,058)
Translation		(1,091)	515	493	(292)	(375)
Balance – December 31, 2015 (As adjusted – note 4)		29	1,536	2,143	1,356	5,064

Net carrying amount
At January 1, 2015		28,746	10,611	14,463	27,960	81,780
At December 31 2015 (As adjusted – note 4)		88	9,563	12,446	24,995	47,092

14.	INVESTMENTS IN ASSOCIATES

The Corporation assessed whether its 40% common share ownership in Innova following the Innova Offering represented control or significant influence and determined that while it does not have control for various reasons, including a lack of representation on Innova’s board of directors and the ability to exercise power over Innova, it does have significant influence over Innova. On October 28, 2016, the Corporation decided to pursue a potential disposition of its ownership in Innova. The investment was therefore reclassified to assets held for sale as of that date (see note 18). During the year ended December 31, 2016, the Corporation recognized an impairment loss (classified in general and administrative expenses) of $4.21 million (December 31, 2015 – $14.05 million) as a result of the significant and sustained decline in the fair market value of the Innova common shares before the shares were reclassified.

The following table shows a reconciliation from the opening balance to the closing balance for investment in associates:

	Note	$000’s
Balance – January 1, 2015 (As adjusted – note 4)		1,835
Disposal of investment in associates		(712)
Additional investment in associates		27,482
Loss included in income (loss) from investments		(555)
Loss included in income (loss) from associates		(727)
Impairment loss included in general and administrative expenses	7	(14,052)
Translation		(2,537)
Balance – December 31, 2015 (As adjusted – note 4)		10,734
Income included in income from associates		623
Reclassified to long-term investments		(501)
Impairment loss included in general and administrative expenses	7	(4,206)
Translation		487
Reclassified to assets held for sale		(7,137)
Balance – December 31, 2016		—

15.	INVESTMENTS

The Corporation held the following investments:

	As at December 31,		As at January 1,
	2016	2015	2015
	$000’s	$000’s (As adjusted – note 4)	$000’s (As adjusted – note 4)
	Carrying value & fair value	Carrying value & fair value	Carrying value & fair value
Funds – Available for sale	65,427	57,339	149,814
Bonds – Available for sale	91,696	90,963	105,618
Debentures – Fair value through profit/loss[1]	7,556	12,260	16,686
Equity in quoted companies – Available for sale	123,808	147,021	72,709
Equity in private companies – Available for sale	6,921	9,462	8,957
Total investments	295,408	317,045	353,784
Current portion	288,487	307,583	344,827
Non-current portion	6,921	9,462	8,957

[1]

A financial asset is designated as fair value through profit or loss on initial recognition if it is part of a contract containing one or more embedded derivatives and the entire contract is designated as such.

Investments relate primarily to customer deposits held in accounts segregated from investments held for operational purposes. As of December 31, 2016, Customer deposits were covered by $228.51 million in investments and $138.23 million in cash.

The Corporation recognized losses related to various NYX Gaming Group and related investments of $13.66 million (December 31, 2015 - $10.65 million). This loss flowed through income from investments on the consolidated statements of earnings.

The following table provides information about the carrying value of bonds and debentures held by the Corporation that are due over the current and non-current terms:

	1 year or less $000’s	1 to 5 years $000’s	Greater than 5 years $000’s
Bonds	20,351	65,906	5,439
Debentures	5,926	1,630	—
Total	26,277	67,536	5,439

For the year ended December 31, 2016, the Corporation recognized a loss from investments as follows:

	Funds $000’s	Bonds $000’s	Debentures $000’s	Equity in quoted companies $000’s	Equity in private companies $000’s	Total $000’s
Investment income earned	618	1,401	860	1,874	—	4,753
Realized gains/(losses)	279	(9)	175	(765)	(463)	(783)
Unrealized gains/(losses)	2,796	583	—	(1,013)	—	2,366
Impairment	—	—	—	(3,193)	—	(3,193)
Changes in fair value through profit/loss	—	—	(909)	(11,063)	—	(11,972)
Total	3,693	1,975	126	(14,160)	(463)	(8,829)

Investment income from bonds and debentures includes interest income and premium and discount amortization. Income from funds and equity includes dividends and distributions from quoted companies.

Debentures – Fair value through profit or loss

During the year ended December 31, 2014, the Corporation acquired then-convertible debentures for a total cost of CDN$9 million from NYX Gaming Group, which bear interest at 6.00% per annum (the Corporation originally acquired CDN$10 million of such debentures but subsequently sold and assigned CDN$1 million of the same soon thereafter). The debentures previously had a maturity date of November 17, 2016 and were convertible at the Corporation’s option into fully paid common shares of NYX Gaming Group at any time prior to the maturity date at a conversion price of CDN$3.20 per common share. However, pursuant to the Debentures Amendment, the Corporation and NYX Gaming Group extended the maturity date of the debentures and agreed that they would be repaid solely in cash monthly payments of CDN$1 million beginning on May 17, 2017 until the balance due date of April 17, 2018. In addition, after May 17, 2017, the Corporation will be entitled to automatically setoff any amount owning under such debentures, as amended by the Debentures Amendment, against any amounts owing under the minimum license commitment set forth in the License Agreement (see note 25 where this commitment is presented as the minimum revenue guarantee related to the Chartwell/Cryptologic Sale). Following an event of default under such debentures, as amended by the Debentures Amendment, the Corporation will be entitled to automatically setoff any amount outstanding under the debentures against any amount owing under the License Agreement.

Debentures
$000’s
As at January 1, 2015 (As adjusted – note 4)	16,686
Unrealized loss on investment	(1,862)
Translation	(2,564)
As at December 31, 2015 (As adjusted– note 4)	12,260
Realized gain on investment	1,035
Unrealized loss on investment	(909)
Converted to equity	(5,310)
Translation	480
As at December 31, 2016	7,556

Subsidiaries

As at December 31, 2016, the Corporation had the following significant subsidiaries:

Name of principal subsidiary	Country of incorporation	Principal business	Percentage of ownership
Amaya Holdings B.V.	Netherlands	Intermediate holding company and investment vehicle	100%
Amaya Group Holdings Limited	Isle of Man	Intermediate holding company	100%
Worldwide Independent Trust Limited	Isle of Man	Treasury	100%
REEL Italy Limited	Malta	Various	100%
Rational Entertainment Enterprises Limited	Isle of Man	B2C services	100%
Naris Limited	Isle of Man	Treasury	100%
Amaya Group Limited	Isle of Man	Intermediate holding company	100%
RG Cash Plus Limited	Isle of Man	Treasury	100%
Rational Gaming Europe Limited	Malta	Various	100%

16.	RESTRICTED CASH ADVANCES AND COLLATERAL

Restricted cash held by the Corporation consists of the following components:

	As at December 31,		As at January 1,
	2016	2015	2015
	$000’s	$000’s (As adjusted - note 4)	$000’s (As adjusted - note 4)
Guarantees in connection with licenses held	5,728	5,277	7,575
Amount owing to the DOJ* paid August 2015	—	—	97,000
Funds in connection with hedging contracts	2,879	2,000	2,400
Funds in excess of working capital requirements set aside for deferred payment **	—	110,892	48,314
Segregated funds in respect of payment processors	2,625	—	—
Cash portion of Kentucky Bond Collateral ***	40,000	—	—
Other	263	—	108
Restricted cash advances and collateral – total	51,495	118,169	155,397
Restricted cash advances and collateral – current portion	5,767	—	97,000
Restricted cash advances and collateral – non-current portion	45,728	118,169	58,397

*

This is the last payment related to a settlement that certain Oldford Group subsidiaries and affiliates reached with the U.S. Department of Justice (“DOJ”) Southern District of New York, which was publicly announced in July 2012. As part of the settlement agreement, Oldford Group also acquired the assets of its primary competitor at the time, Full Tilt Poker, and committed to the full reimbursement of Full Tilt Poker customers inside and outside the United States.

**

The purchase price for the Rational Group Acquisition included a $4.5 billion payment made at closing of the transaction, plus a deferred payment in the aggregate amount of $400 million, payable on February 1, 2017. The Corporation must deposit into a separate bank account an amount equal to 35% of its monthly excess cash flow as defined under the credit agreements governing the First Lien Term Loans and USD Second Lien Term Loan (see note 20).  On November 18, 2016, the Corporation prepaid approximately $200 million of the deferred payment using approximately $143 million of its required monthly excess cash flow deposits and approximately $57 million of unrestricted cash on its balance sheet. For additional information on the deferred payment and additional payments made after December 31, 2016, see note 34.

***

For the year ended December 31, 2016, $40 million of restricted cash was collateralized as part of the Kentucky Bond Collateral (as defined below; see note 19) and now appears in Cash portion of Kentucky Bond Collateral.

17.	PREPAID EXPENSES AND DEPOSITS

	As at December 31,		As at January 1,
	2016	2015	2015
	$000’s	$000’s (As adjusted – note 4)	$000’s (As adjusted – note 4)
Prepaid royalties	6,184	8,375	11,056
Prepaid expenses	14,888	21,828	17,393
Vendor deposits	1,495	531	4,001
Total current portion of prepaid expenses and deposits	22,567	30,734	32,450
Prepaid royalties	20,698	21,014	22,060
Vendor deposits	100	780	1,964
Total non-current portion of prepaid expenses and deposits	20,798	21,794	24,024

Prepaid royalties include prepaid revenue share paid to a business partner. Prepaid expenses include selling and general and administrative expenses.

During the year ended December 31, 2016, the Corporation recognized an impairment loss (classified in general and administrative expenses) related to non-current prepaid royalties of $nil (December 31, 2015 - $6.84 million).

18.	ASSETS HELD FOR SALE

In connection with the Innova Offering (as defined above), the Corporation maintained ownership of approximately 40% of the issued and outstanding common shares of Innova. During the three months ended December 31, 2016, senior management committed to a plan to sell its ownership in Innova and it currently believes that such a disposition is likely to occur within the next 12 months. As such, the Corporation’s investment in Innova was reclassified from investments in associates to assets held for sale as of that date.

19.	CREDIT FACILITY

The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Rational Group Acquisition (the “Credit Facility”). Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is, at the Corporation's option, either LIBOR plus 4.00% or ABR plus 3.00%.  The applicable commitment fee on the Credit Facility is based on a first lien leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of December 31, 2016, December 31, 2015 and January 1, 2015, there were no amounts outstanding under the Credit Facility. However, in connection with the Kentucky Proceeding (as defined in note 31 below) on February 22, 2016, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. The posting of the bond required the delivery of cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million (collectively, the “Bond Collateral”), thereby reducing the availability under the Credit Facility to $70 million as of the date hereof.

20.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at December 31, 2016, December 31, 2015 and January 1, 2015 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

	Interest rate	December 31, 2016, Principal outstanding balance in local denominated currency	December 31, 2016 Carrying amount	December 31, 2015, Principal outstanding balance in local denominated currency	December 31, 2015 Carrying amount	January 1, 2015, Principal outstanding balance in local denominated currency	January 1, 2015 Carrying amount
		000’s	$000’s	000’s	$000’s (As adjusted - note 4)	000’s	$000’s (As adjusted - note 4)
USD First Lien Term Loan	5.00%	2,021,097	1,965,929	2,041,616	1,978,763	1,745,625	1,686,252
EUR First Lien Term Loan	5.25%	286,143	296,197	289,048	307,584	199,500	233,935
USD Second Lien Term Loan	8.00%	210,000	166,453	210,000	161,524	800,000	752,969
USD Senior Facility		—	—	—	—	238,000	236,110
USD Mezzanine Facility		—	—	—	—	104,537	88,734
CDN 2013 Debentures	7.50%	—	—	30,000	21,556	30,000	24,151
Total long-term debt			2,428,579		2,469,427		3,022,151
Current portion			47,750		32,889		—
Non-current portion			2,380,829		2,436,538		—

During the year ended December 31, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	95,356	7,721	103,077
EUR First Lien Term Loan	5.68%	16,950	1,241	18,191
USD Second Lien Term Loan	13.26%	17,082	4,929	22,011
CDN 2013 Debentures	7.50%	—	125	125
Total		129,388	14,016	143,404

The effective interest rate on the USD Second Lien Term Loan increased from 2014 as a result of the Refinancing.

During the year ended December 31, 2015, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's (As adjusted - note 4)	Interest Accretion $000's (As adjusted - note 4)	Total Interest $000's (As adjusted - note 4)
USD First Lien Term Loan	5.71%	87,813	11,010	98,823
EUR First Lien Term Loan	5.68%	13,880	984	14,864
USD Second Lien Term Loan	13.26%	46,339	4,455	50,794
USD Senior Facility	9.90%	9,154	1,890	11,044
USD Mezzanine Facility	16.16%	2,614	17,632	20,246
CDN 2013 Debentures	14.10%	1,832	1,419	3,251
Total		161,632	37,390	199,022

The Corporation’s debt balance for the year ended December 31, 2016 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,978,763	(20,587)	—	7,752	—	1,965,928	45,848	1,920,080
EUR First Lien Term Loan	307,584	(3,204)	—	1,241	(9,423)	296,198	7,512	288,686
USD Second Lien Term Loan	161,524	—	—	4,929	—	166,453	(5,610)	172,063
CDN 2013 Debentures	21,556	(22,561)	—	—	1,005	—	—	—
Total	2,469,427	(46,352)	—	13,922	(8,418)	2,428,579	47,750	2,380,829

The Corporation’s debt balance for the year ended December 31, 2015 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,686,252	295,991	(14,490)	11,010	—	1,978,763	9,191	1,969,572
EUR First Lien Term Loan	233,935	99,357	(551)	984	(26,141)	307,584	2,142	305,442
USD Second Lien Term Loan	752,969	(590,000)	(5,900)	4,455	—	161,524	—	161,524
USD Senior Facility	236,110	(238,000)	—	1,890	—	—	—	—
USD Mezzanine Facility	88,734	(106,366)	—	17,632	—	—	—	—
CDN 2013 Debentures	24,151	—	—	1,419	(4,014)	21,556	21,556	—
Total (As adjusted - note 4)	3,022,151	(539,018)	(20,941)	37,390	(30,155)	2,469,427	32,889	2,436,538

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	57,244	80,657	20,519	20,519	1,842,158
EUR First Lien Term Loan	8,529	12,017	3,057	3,057	274,456
USD Second Lien Term Loan	—	—	—	—	210,000
Total	65,773	92,674	23,576	23,576	2,326,614

(a)	First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing, the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term

Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities. In addition, on March 3, 2017, the Corporation completed the Repricing, which is described in note 34.

First Lien Term Loans

Giving effect to the Refinancing, the USD First Lien Term Loan increased to $2.04 billion and the EUR First Lien Term Loan increased to €289 million. The applicable interest rates remained the same.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and Repricing (which occurred after the year ended December 31, 2016) and respective amendments to the credit agreement for the First Lien Term Loans, the Corporation was not required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016 and will not be required to do so during the fiscal years ending December 31, 2017 and 2018. Notwithstanding, during the year ended December 31, 2016, the Corporation revised its estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans over the next five years.

The agreement for the First Lien Term Loans restricts Amaya Holdings B.V. and its subsidiaries from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Second Lien Term Loan

Giving effect to the Refinancing, the Second Lien Term Loan decreased to $210 million. The applicable interest rate remained the same.

(b)	Senior Facility

On May 15, 2014, a former subsidiary of the Corporation, Cadillac Jack obtained an incremental $80 million term loan to its then-existing credit facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “USD Senior Facility”). The USD Senior Facility was to mature over a five-year term from the closing date and was secured by the stock and the assets of the subsidiary. The Corporation fully repaid, and satisfied all outstanding obligations under, the USD Senior Facility on May 29, 2015.

(c)	Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “USD Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of the subsidiary, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The USD Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured. The Corporation fully repaid, and satisfied all outstanding obligations under, the USD Mezzanine Facility on May 29, 2015.

The repayment of the USD Senior Facility and USD Mezzanine Facility resulted in the Corporation repaying approximately $344 million of debt, thereby eliminating all related debt service costs, including interest payments, of each of the USD Senior Facility and USD Mezzanine Facility.

(d)	2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million. Each unit consisted of certain non-convertible subordinated debentures (the “CDN 2013 Debentures”) and non-transferable Common Share purchase warrants. The CDN 2013 Debentures matured on January 31, 2016 and CDN $30 million was repaid on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

21.	CAPITAL MANAGEMENT

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to manage its business and growth objectives while maximizing return to shareholders through the optimization of debt and equity. On an ongoing basis, liquidity is necessary to finance its marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures.

The Corporation has historically financed its liquidity needs, primarily through borrowings, hybrid instruments and issuance of capital stock. Since the Rational Group Acquisition, the Corporation has met all of its current liquidity requirements from the cash flow generated from its cash flow from operations.

The capital structure of the Corporation and its subsidiaries consists of net debt, which includes long-term debt, and is offset by cash balances, and total equity attributable to shareholders. The Corporation’s capital management objectives are to optimize its capital structure with a view to both deleverage existing operations and minimize dilution by focusing on, among other things, improving profitability, repaying debt and undertaking stock buy-back programs.

For additional information regarding the Corporation’s liquidity risk, see note 32.

22.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes only, not for generating trading profits, and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related the hedged position.

Cash flow hedge accounting

On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements (the “March 2015 Swap Agreements”). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in five years, fixes the Euro to USD exchange rate at 1.1102 and fixes the Euro interest payments at an average rate of 4.6016%.

In connection with the Refinancing, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a USD notional amount of $325 million (the “August 2015 Swap Agreements” and together with the March 2015 Swap Agreements, the “Swap Agreements” or “CCIRS”). A portion of the August 2015 Swap Agreements (USD notional amount of $302 million) was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%). The August 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate of 1.094 and fix the Euro interest payments at an average rate of 4.657%. Subsequent to December 31, 2016, the Corporation unwound and settled a notional principal amount of $616.54 million of the CCIRS for a gain of $13.9 million.

During the year ended December 31, 2016, the Corporation recognized an ineffectiveness gain with respect to the cash flow hedge of approximately $470,000 (December 31, 2015 - $nil) recognized in financial expenses.

During the year ended December 31, 2016, $7.75 million (December 31, 2015 - $6.71 million) was reclassified from equity to the consolidated statement of earnings as Financial expenses. The ineffectiveness of the cash flow hedge recognized for the period was $nil (December 31, 2015 – $nil).

The fair value of the CCIRS in hedging relationships included in the derivative assets of the Corporation as at December 31, 2016 was $52.04 million (December 31, 2015 – $9.47 million) and the fair value of the CCIRS in hedging relationships included in the derivative liabilities of the Corporation as at December 31, 2016 was $nil (December 31, 2015 – $16.54 million).

Net investment hedge accounting

During a portion of each of the years ended December 31, 2015 and 2016, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its deferred consideration (i.e., the deferred purchase price for the Rational Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations.   Accordingly, the portion of the losses arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the consolidated statements of comprehensive income, counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations.

During the years ended December 31, 2016 and December 31, 2015, there was no ineffectiveness with respect to the net investment hedge.

For the year ended December 31, 2016, the Corporation recorded an unrealized exchange loss on translation of $48.29 million (December 31, 2015 - $455,000) in the cumulative translation adjustment in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred consideration.

Derivative instruments without hedge accounting

As at December 31, 2016, the Corporation had a series of forward foreign exchange contracts to sell USD for Euros. These economic hedges are intended to mitigate the impact of the fluctuation of the USD to Euro exchange rates on foreign currency liabilities. The series of contracts were for the sale of $125.52 million for €114.34 million at a rate of $1.0978 to €1.0000 with a maturity date of March 31, 2017.

For the year ended December 31, 2016, the Corporation recognized a realized loss in income on forward foreign exchange contracts of $1.47 million and an unrealized loss in income of $4.92 million.

Put liabilities

In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC, the operator of the Corporation’s StarsDraft brand, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. This derivative was recorded as at December 31, 2016 at the present value of $5.59 million (December 31, 2015 - $5.29 million). The put option was categorized as a Level 3 within the fair value hierarchy and used a 5.7% discount rate (December 31, 2015 – 5.7%) to determine its fair value.

The following table summarizes the fair value of derivatives as at December 31, 2016 and 2015 and the change in fair value for the years ended December 31, 2016 and 2015:

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—
Unrealized gain in fair value	4,012	9,473	13,485
Total derivative asset as at December 31, 2015 (As adjusted - note 4)	4,012	9,473	13,485
Unrealized gain (loss) in fair value	(4,012)	42,565	38,553
Total derivative asset as at December 31, 2016	—	52,038	52,038

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Put Liability $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—	—
Unrealized loss in fair value	2,184	16,538	—	18,722
Derivatives granted on acquisitions	—	—	6,102	6,102
Total derivative liability as at December 31, 2015 (As adjusted - note 4)	2,184	16,538	6,102	24,824
Unrealized gain (loss) in fair value	3,106	(16,538)	(815)	(14,247)
Accretion	—	—	307	307
Translation	(368)	—	—	(368)
Total derivative liability as at December 31, 2016	4,922	—	5,594	10,516
Current portion	4,922	—	—	4,922
Non-current portion	—	—	5,594	5,594

23.	COMMITMENTS

The Corporation’s commitments under lease agreements for premises and other obligations as at December 31, 2016 aggregate to approximately $41.02 million and are payable as follows:

	Within one year $000’s	Later than one year but not later than 5 years $000’s	More than 5 years $000’s
Rent	6,629	17,374	15,611
Other	1,377	26	—
Total	8,006	17,400	15,611

24.	OTHER PAYABLES

The Corporation’s other payables primarily comprise customer coins and certain Austria gaming duty as described below. The customer coins relate to loyalty programs operated by the B2C business for its customers, which involves awarding customer coins, i.e., loyalty points, based on amounts wagered and gameplay. The customer coins can be used to make a wide variety of purchases (including entry into tournaments) in lieu of cash or can be exchanged for cash. The Corporation maintains sufficient overhead in cash and investments to cover the estimated future customer coins liability.

The Corporation recorded an amount for alleged gaming duty payable in Austria for a period from 2011 through 2015. Based on tax advice, to potentially mitigate any significant penalties and possible action by the Austrian tax authorities, the Corporation made certain filings and agreed to pay the amounts allegedly due. The Corporation filed an appeal with the applicable Austrian courts on the basis of, among other arguments, the constitutionality of the gaming duty. The Corporation sent a notice of claim to the former owners of Oldford Group seeking indemnification under the merger agreement governing the Rational Group Acquisition in the amount of $21.76 million (€19.61 million), representing the amount of alleged gaming duty owed for pre-acquisition periods. Such notice of claim has since been initially disputed by the former owners’ representative and as such, there can be no assurance that the Corporation will recover the amount of alleged gaming duty owed from the former owners or otherwise. This amount has not been recorded.

	As at December 31,		As at January 1,
	2016	2015	2015
	$000’s	$000’s (As adjusted - note 4)	$000’s (As adjusted - note 4)
Austria gaming duty	7,245	34,788	—
Settlement with DOJ	—	—	95,612
Customer coins	40,396	41,655	77,523
Brokerage account payable	7,397	7,083	8,417
Deferred payment	—	3,500	—
Bonuses payable to employees	1,550	2,412	—
Equipment financing	—	16	1,786
Total current portion of other payable	56,588	89,454	183,338

The Corporation’s other long-term payables include the following:

	As at December 31,		As at January 1,
	2016	2015	2015
	$000’s	$000’s (As adjusted - note 4)	$000’s (As adjusted - note 4)
Bonuses payable to employees	—	569	1,997
Equipment financing	—	—	2,767
Deferred revenue	—	—	2,120
Total long term portion of other payables	—	569	6,884

25.	PROVISIONS

The provisions in the consolidated statements of financial position include, among other items, the provision for jackpots, the provision for deferred consideration primarily relating to the deferred payment for the Rational Group Acquisition and the minimum revenue guarantees or EBITDA support agreement, as applicable, in connection with the sale of WagerLogic Malta Holdings Ltd., the Chartwell/CryptoLogic Sale and the Innova Offering (see notes 5 and 9).

The purchase price for the Rational Group Acquisition included a deferred payment of $400 million payable on February 1, 2017. The current fair value of the deferred payment of $195.51 million (December 31, 2015 - $375.39 million; January 1, 2015 - $354.13 million) is recorded in Provisions. The fair value measurement was calculated utilizing a discounted cash flow approach using a 6% discount rate (December 31, 2015 – 6.0%) and categorized as a Level 3 within the fair value hierarchy. A 1% change in the discount rate would impact the value by $9.4 million. The amount was reclassed from long-term liabilities to current liabilities during the period to reflect the February 1, 2017 due date. On November 18, 2016, the Corporation paid $200 million of the deferred payment using approximately $143 million of its required monthly excess cash flow deposits and approximately $57 million of unrestricted cash on its balance sheet. Following the year ended December 31, 2016, the Corporation announced its financing plan for the balance of the deferred payment, additional payments, and a certain agreement relating thereto (see note 34).

The carrying amounts and the movements in the provisions during the period ended December 31, 2016 and 2015 are as follows:

	Player bonuses and jackpots $000’s	Deferred consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $000’s
Balance at January 1, 2015 (As adjusted - note 4)	8,383	361,727	24,237	1,696	396,043
Additional provision recognized	67,277	—	20,986	1,087	89,350
Payments	(67,136)	—	(24,812)	—	(91,948)
Accretion of discount	—	21,325	804	—	22,129
Discontinued operations	(5,723)	(254)	—	(1,642)	(7,619)
Reclassification	(13)	—	—	13	—
Foreign exchange translation losses	(100)	(70)	(1,820)	(67)	(2,057)
Balance at December 31, 2015 (As adjusted - note 4)	2,688	382,728	19,395	1,087	405,898
Additional provision recognized	13,885	—	5,762	4,613	24,260
Payments	(15,013)	(200,000)	(8,998)	(5,700)	(229,711)
Accretion of discount	—	22,277	1,095	—	23,372
Gain on settlement of deferred consideration	—	(2,466)	—	—	(2,466)
Foreign exchange translation losses	11	(24)	382	—	369
Balance at December 31, 2016	1,571	202,515	17,636	—	221,722

Current portion at December 31, 2015	2,688	7,472	7,731	—	17,891
Non-current portion at December 31, 2015	—	375,256	11,664	1,087	388,007
Current portion at December 31, 2016	1,571	202,515	8,694	—	212,780
Non-current portion at December 31, 2016	—	—	8,942	—	8,942

26.	CUSTOMER DEPOSITS

The Corporation holds customer deposits, along with winnings and any bonuses in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the consolidated statements of financial position under Cash - customer deposits and Current investments – customer deposits and includes cash and short term, highly liquid investments. Customer deposits are segregated as follows:

	As at December 31,		As at January 1,
	2016	2015	2015
	$000's	$000's	$000's
Cash - customer deposits	138,225	203,475	247,320
Current investments - customer deposits	228,510	240,044	270,710
Total	366,735	443,519	518,030
Customer deposits liability	366,735	443,519	518,030

Customer deposit liabilities relate to customer deposits which are held in multiple bank accounts that are segregated from those holding operational funds.

27.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series.

	Common Shares Number	Preferred Shares Number	Common Shares $000’s (As adjusted - note 4)	Preferred Shares $000’s (As adjusted - note 4)
Opening balance, as at January 1, 2015	132,844,341	1,139,356	887,598	688,694
Exercise of stock options	1,096,564	—	5,186	—
Exercise of warrants	935,996	—	3,984	—
Deferred income taxes in relation to share issuance costs	—	—	(1,685)	(4,211)
Conversion of Preferred Shares	4,592	(107)	98	(98)
Repurchase of Common Shares	(1,455,300)	—	(8,166)	—
Ending balance, as at December 31, 2015	133,426,193	1,139,249	887,015	684,385
Exercise of stock options	408,359	—	1,215	—
Exercise of warrants	11,266,575	—	290,174	—
Ending balance, as at December 31, 2016	145,101,127	1,139,249	1,178,404	684,385

As at December 31, 2016, the Preferred Shares are convertible into 52,384,503 Common Shares (December 31, 2015 – 50,359,553).

During the year ended December 31, 2016:

•

the Corporation issued 11,266,575 Common Shares for cash consideration of $1.29 million as a result of the exercise of warrants. The exercised warrants were initially valued at $288.98 million using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to the warrants in reserves was reallocated to the Common Shares so issued.

•

the Corporation issued 408,359 Common Shares for cash consideration of $921,000 as a result of the exercise of stock options. The exercised stock options were initially valued at $294,000 using the Black-Scholes valuation model. Upon the exercise of such stock options, the value originally allocated to the stock options in reserves was reallocated to the Common Shares so issued.

During year ended December 31, 2015:

•

the Corporation issued 935,996 Common Shares for cash consideration of $3.17 million as a result of the exercise of warrants. The exercised warrants were initially valued at $810,000 using the Black-Scholes valuation model. Upon the exercise of the warrants, the value originally allocated to the warrants in reserves was reallocated to the Common Shares so issued.

•

the Corporation issued 1,096,564 Common Shares for cash consideration of $4.00 million as a result of the exercise of stock options. The exercised stock options were valued at $1.19 million using the Black-Scholes valuation model. Upon the exercise of the stock options, the value originally allocated to the stock options in reserves was reallocated to the Common Shares so issued.
•

the Corporation issued 4,592 Common Shares as a result of the conversion of Preferred Shares. The converted Preferred Shares were initially valued at $98,000 using the Black-Scholes valuation model. Upon the conversion of the Preferred Shares, the value originally allocated to the Preferred Shares was reallocated to the Common Shares so issued.

On February 13, 2015, the TSX approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 Common Shares, representing approximately 5% of Amaya’s issued and outstanding Common Shares as of January 26, 2015. The Corporation was permitted to purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. The 2015 NCIB terminated on February 17, 2016. The Corporation purchased and cancelled an aggregate of 1,455,300 Common Shares pursuant to the 2015 NCIB for an aggregate purchase price of approximately $36.31 million.

28.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

	Warrants $000’s	Stock options $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives $000’s	Other $000’s	Total $000’s
Balance – January 1, 2015 (As adjusted - note 4)	304,430	8,111	(1,893)	(27,378)	13,646	—	1,624	298,540
Cumulative translation adjustments	—	—	—	81,580	—	—	—	81,580
Stock-based compensation	—	14,224	—	—	—	—	—	14,224
Exercise of warrants	(810)	—	—	—	—	—	—	(810)
Exercise of stock options	—	(1,188)	—	—	—	—	—	(1,188)
Realized gains	—	—	—	—	(8,909)	(43,898)	—	(52,807)
Unrealized losses	—	—	—	—	(17,019)	(7,059)	—	(24,078)
Purchases of treasury shares	—	—	(28,142)	—	—	—	—	(28,142)
Put liability (note 22)	—	—	—	—	—	(5,980)	—	(5,980)
Other	—	—	—	—	—	—	(375)	(375)
Balance – December 31, 2015 (As adjusted - note 4)	303,620	21,147	(30,035)	54,202	(12,282)	(56,937)	1,249	280,964
Cumulative translation adjustments	—	—	—	22,969	—	—	—	22,969
Stock-based compensation	—	10,289	—	—	—	—	—	10,289
Exercise of warrants	(288,982)	—	—	—	—	—	—	(288,982)
Exercise of stock options	—	(294)	—	—	—	—	—	(294)
Realized losses (gains)	—	—	—	—	4,394	(42,263)	—	(37,869)
Unrealized (losses) gains	—	—	—	—	(2,095)	50,865	—	48,770
Balance – December 31, 2016	14,638	31,142	(30,035)	77,171	(9,983)	(48,335)	1,249	35,847

Stock Options

Under the Corporation’s 2010 Stock Option Plan (the “Option Plan”) and 2015 Equity Incentive Plan (the “Equity Incentive Plan” and, together with the Option Plan, the “Plans”), an aggregate of 4,151,638 additional Common Shares were reserved for issuance as at December 31, 2016. Pursuant to the terms of the Plans, this reserve cannot exceed 10% of the issued and outstanding Common Shares of the Corporation at any time. At December 31, 2016, the stock options represented 7.14% of the issued and outstanding Common Shares of the Corporation.  Except in certain circumstances, the exercise price of the options issued under the Plans shall not be less than the market price of the Common Shares of the Corporation, which under the Option Plan is equal to the closing price of the Common Shares on the TSX on the business day immediately preceding the date of the grant and under the Equity Incentive Plan is equal to the greater of the closing price of the Common Shares on the TSX and any other exchange on which the Common Shares are then trading on the date of the grant. The options granted under the Option Plan have a maximum term of five years, which, pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015 and by the TSX, were extended in certain circumstances for an additional two years. The options granted under the Equity Incentive Plan have a maximum term of ten years. Subject to certain exceptions and as determined by the applicable plan administrator, options issued under the

Option Plan since 2012 and under the Equity Incentive Plan generally vest in equal increments over four years, while options issued under the Option Plan in years prior to 2012 generally vested in equal increments over two years.

The following table provides information about outstanding stock options issued under the Plans:

	As at December 31, 2016		As at December 31, 2015
	Number of options	Weighted average exercise price CDN $	Number of options	Weighted average exercise price CDN $
Beginning balance	12,000,819	20.69	9,801,289	16.21
Transactions during the period:
Issued	65,000	20.35	4,018,500	26.40
Exercised	(408,359)	3.01	(1,096,564)	4.67
Forfeited	(1,298,985)	27.45	(722,406)	15.91
Ending balance	10,358,475	20.54	12,000,819	20.69

During the year ended December 31, 2016, the Corporation granted an aggregate of 65,000 stock options under the Plans.

The outstanding stock options issued under the Plans are exercisable at prices ranging from CDN$1.00 to CDN$35.30 per share and have a weighted average contractual term of 4.40 years.

The weighted average share price of options exercised during the year ended December 31, 2016 was CDN$3.01 (December 31, 2015 – CDN$4.67).

A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options
Exercise prices CDN $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price CDN $
1.00 to 4.20	1,835,100	0 to 3	1,835,100	1.00 to 4.35
4.24 to 35.05	5,078,325	3 to 5	2,911,125	4.90 to 35.05
16.00 to 35.30	3,445,050	5 to 7	876,263	16.00 to 35.30
	10,358,475	4.40	5,622,488	16.23

The Corporation recorded a compensation expense for the year ended December 31, 2016 of $10.29 million (December 31, 2015 – $14.22 million). As at December 31, 2016, the Corporation had $8.51 million of compensation expense related to the issuance of stock options to be recorded in future periods.

The stock options issued during the years ended December 31, 2016 and 2015 were accounted for at their grant date fair value of $209,000 and $15.83 million, respectively, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2016	2015
Expected volatility	54%	54%
Expected life	4.75 years	3.75 to 6.25 years
Expected forfeiture rate	17%	0%-17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price	CDN $20.35	CDN $26.40
Weighted average fair value of options at grant date	CDN $4.31	CDN $5.04

The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The expected volatility is estimated based on the Corporation’s public trading history on the TSX for the last 4.75 years. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

Warrants

The following table provides information about outstanding warrants at December 31, 2016 and 2015:

	As at December 31, 2016		As at December 31, 2015
	Number of warrants	Weighted average exercise price CDN $	Number of warrants	Weighted average exercise price CDN $
Beginning balance	15,274,584	5.14	16,211,410	5.09
Issued	—	—	—	—
Exercised	(11,273,902)	0.16	(935,996)	4.29
Expired	(682)	6.25	(830)	3.00
Ending balance	4,000,000	19.17	15,274,584	5.14

The following table provides information about outstanding warrants per particular warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price CDN $
May 15, 2014	May 15, 2024	4,000,000	19.17
		4,000,000	19.17

The warrants issued in 2014 were accounted for at their grant date fair value, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

2014
Expected volatility	60%
Expected life	10 years
Expected forfeiture rate	0%
Risk-free interest rate	1.17%
Dividend yield	Nil
Weighted average fair value of warrants at grant date	CDN $28.64

29.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

Certain of the Corporation’s financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities are determined as at each of December 31, 2016, 2015 and January 1, 2015:

	As at December 31, 2016
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	58,518	58,518	—	—
Bonds - Available for sale	98,605	98,605	—	—
Debentures - Fair value through profit/loss	7,556	—	7,556	—
Equity in quoted companies - Available for sale, fair value through profit/loss	123,808	115,480	—	8,328
Equity in private companies - Available for sale	6,921	—	—	6,921
Derivatives	52,038	—	52,038	—
Total financial assets	347,446	272,603	59,594	15,249

Derivatives	10,516	—	4,922	5,594
Provisions	213,141	—	—	213,141
Total financial liabilities	223,657	—	4,922	218,735

	As at December 31, 2015 (As adjusted - note 4)
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	57,340	57,340	—	—
Bonds - Available for sale	90,963	90,963	—	—
Debentures- Fair value through profit/loss	12,261	4,952	7,309	—
Equity in quoted companies - Available for sale	147,019	128,802	—	18,217
Equity in private companies - Available for sale	9,462	—	—	9,462
Derivatives	13,485	—	13,485	—
Total financial assets	330,530	282,057	20,794	27,679

Derivatives	24,825	—	18,723	6,102
Provisions	393,100	—	—	393,100
Total financial liabilities	417,925	—	18,723	399,202

	As at January 1, 2015 (As adjusted - note 4)
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	149,814	149,814	—	—
Bonds - Available for sale	105,618	105,618	—	—
Debentures- Fair value through profit/loss	16,686	7,135	9,551	—
Equity in quoted companies - Available for sale	72,709	72,709	—	—
Equity in private companies - Available for sale	8,957	—	—	8,957
Total financial assets	353,784	335,276	9,551	8,957

Provisions	354,133	—	—	354,133
Total financial liabilities	354,133	—	—	354,133

The fair values of other financial assets and liabilities measured at amortized cost on the statements of financial position as at each of December 31, 2016, 2015 and January 1, 2015 are as follows:

	As at December 31, 2016
	Fair value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Promissory note	4,827	—	—	4,827
Total financial assets	4,827	—	—	4,827

First Lien Term Loans	2,336,792	2,336,792	—	—
USD Second Lien Term Loan	209,870	209,870	—	—
Total financial liabilities	2,546,662	2,546,662	—	—

	As at December 31, 2015 (As adjusted - note 4)
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	7,700	—	—	7,700
Total financial assets	7,700	—	—	7,700

First Lien Term Loans	2,221,413	2,221,413	—	—
USD Second Lien Term Loan	209,475	209,475	—	—
2013 Debentures	21,676	21,676	—	—
Total financial liabilities	2,452,564	2,452,564	—	—

	As at January 1, 2015 (As adjusted - note 4)
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	3,261	—	—	3,261
Total financial assets	3,261	—	—	3,261

First Lien Term Loans	1,975,258	1,975,258	—	—
USD Second Lien Term Loan	791,000	791,000	—	—
Credit Facilities and Senior Facility	244,842	—	244,842	—
Mezzanine Facility	109,894	—	109,894	—
2013 Debentures	25,865	25,865	—	—
Total financial liabilities	3,146,859	2,792,123	354,736	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred. There were no transfers in or out of Level 1, 2 or 3 during the year ended December 31, 2016.

Derivative Financial Instruments

Currently, the Corporation uses cross currency swap and interest rate swap agreements to manage its interest rate risk and foreign currency forward contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates, as well as option volatility.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2016 and December 31, 2015, the Corporation has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at January 1, 2015, December 31, 2015 and December 31, 2016, for each Level 3 asset or liability the valuation techniques and key inputs used by the Corporation were as follows:

-	NYX Sub Preferred Shares (Level 3 Asset): The Corporation uses a binomial valuation approach with NYX Gaming Group common share price and volatility. See also note 9.
-

Equity in private companies (Level 3 Asset): Given the nature of the investee’s business, there is no readily available market data to carry an extensive valuation. The Corporation assesses for impairment on an annual basis using latest management budgets, long-term revenue growth rates and pre-tax operating margins.

-	Promissory note (Level 3 Promissory note): The Corporation uses a net present value approach with an 11.3% discount rate and 5% interest rate. See also note 9.
-	Deferred consideration (Level 3 Liability): See note 25 above for the applicable description.
-	Stars Fantasy Sports Subco put option (Level 3 Liability): See note 22 above for the applicable description.
-	Innova EBITDA support agreement (Level 3 Liability): The Corporation uses a net present value approach using a 5.7% discount rate. See also note 5.
-	Licensing Agreement (Level 3 Liability): The Corporation uses a net present value approach using a 5.7% discount rate, 9% revenue share percentage and long-term revenue forecast. See also note 9.

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Asset	Level 3 Promissory note
	$000’s	$000’s
Balance – January 1, 2015 (As adjusted - note 4)	8,957	3,261
Acquisition through business divestiture	28,050	7,195
Purchases	505	—
Utilization	—	(3,261)
Loss included in income from investments	(9,767)	—
Interest and accretion included in financial expenses	—	505
Unrealized gain included in other comprehensive income	(66)	—
Balance – December 31, 2015 (As adjusted - note 4)	27,679	7,700
Loss included in income from investments	(14,124)	—
Interest and accretion included in financial expenses	—	888
Purchases	11,754	—
Sales	(2,566)	—
Reclassification	501	—
Conversion of Level 3 instruments	(8,377)	—
Loss on settlement	—	(3,761)
Unrealized gain included in other comprehensive income	382	—
Balance – December 31, 2016	15,249	4,827

Level 3 Liability
$000’s
Balance – January 1, 2015 (As adjusted - note 4)	354,133
Accretion on deferred consideration	21,260
Issuance of put liability (note 22)	6,102
Acquisition through business acquisitions	20,986
Accretion of minimum revenue guarantee	598
Payments	(2,416)
Translation	(1,461)
Balance – December 31, 2015 (As adjusted - note 4)	399,202
Accretion	23,167
Repayment of deferred consideration	(200,000)
Gain on settlement of deferred consideration	(2,466)
Acquisition through business acquisitions	5,299
Payments	(7,309)
Additional provision	465
Translation	377
Balance – December 31, 2016	218,735

30.	STATEMENT OF CASH-FLOWS

Changes in non-cash operating elements of working capital were as follows:

	Year Ended December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Accounts receivable	(15,262)	37,504
Prepaid expenses	5,065	(4,936)
Accounts payable and accrued liabilities	(26,349)	19,953
Provisions	4,174	(5,611)
Other	353	(356)
Total	(32,019)	46,554

31.	CONTINGENT LIABILITIES

As part of management’s ongoing regulatory compliance and operational risk assessment process, management monitors legal and regulatory developments and proceedings, and their potential impact on the business.

In particular, prior to the Rational Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgement on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million.  The Corporation believes the action is frivolous and will vigorously dispute the liability and therefore no provision has been recorded regarding this matter. On February 22, 2016, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. The posting of the bond required the delivery of cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million (collectively, the “Kentucky Bond Collateral”), thereby reducing the availability under the Credit Facility to $70 million as of the date hereof. To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, the Corporation intends to seek recovery against the former owners of Oldford Group. There can be no assurance that the Corporation will be successful in its defense or that any such amounts will be recovered or reimbursed by the former owners of the Oldford Group or otherwise.

In addition, there are also two currently pending class action complaints (one in the State of New Jersey, United States and one in Quebec, Canada) against the Corporation and certain other defendants, each of which were filed during the year ended December 31, 2016 and generally allege, among other things, that the Corporation violated certain securities laws by misrepresenting or failing to disclose information related to the charges made by the Autorité des marchés financiers against the former Chief Executive Officer and Chairman of the Board of Directors (the Quebec class action also alleges that the Corporation did not properly disclose that it had inadequate or ineffective internal controls and that one or more of its directors and its former Chief Executive Officer were in breach of its Code of Business Conduct). The class actions seek damages stemming from losses that the plaintiffs claim to have suffered as a result of the foregoing. The Corporation believes that the class actions are without merit and intends to vigorously defend itself against them; however, there can be no assurance that the Corporation will be successful in its defense. No provision has been recorded regarding these matters.

Given the nature of the legal and regulatory landscape of the industry in which it operates, from time to time the Corporation has also received notices, communications and legal actions from regulatory authorities in various jurisdictions and other parties in respect of its activities. The Corporation has taken legal advice as to the manner in which it should respond and the likelihood of success of such actions. Based on this advice and the nature of the actions, no provisions have been recorded with respect to any such legal or regulatory notices, communications or actions for the year ended December 31, 2016.

32.	FINANCIAL INSTRUMENTS

Foreign Exchange Risk

As at December 31, 2016, the Corporation’s significant foreign exchange currency exposure on its financial instruments by currency was as follows (in U.S. dollar equivalents):

	CDN	EUR	GBP
	$000’s	$000’s	$000’s
Cash	6,779	83,614	6,405
Restricted cash	—	1,064	—
Available for sale investments	59,977	6,636	—
Accounts receivable	9,033	38,079	8,633
Derivatives	—	52,038	—
Assets held for sale	6,972	—	—
Accounts payable and accrued liabilities	(15,977)	(55,749)	(23,999)
Other payables	(7,923)	(7,573)	—
Long-term debt	—	(296,197)	—
Derivatives	(108)	(11)	(30)
Customer deposits	(2,505)	(73,678)	(6,466)

The table below details the effect on earnings before tax of a 10% strengthening or weakening of the USD exchange rate at the balance sheet date for balance sheet items denominated in CDN, EUR and GBP:

10% Strengthening (weakening)
Currency	$000’s
CDN	5,092
EUR	(25,249)
GBP	(1,546)

The table below details the effect on earnings before tax and equity of a 10% strengthening or weakening of the USD:EUR exchange rate on the CCIRS:

	Net earnings (loss) $000's	Equity $000's
	+/- 10%	+/- 10%
EUR:USD exchange rate	5,663	195,471

Interest Rate Risk

The Corporation’s exposure to changes in interest rates (particularly, fluctuations in LIBOR) relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and available-for-sale investments. The Corporation is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan, which it hedged through the Swap Agreements by fixing the interest rate on the same. The Corporation is exposed to cash flow interest rate risk on its EUR First Lien Term Loan and USD Second Lien Term Loan which bear interest at variable rates.

A one percentage point increase in interest rates would have decreased net earnings before income taxes by approximately $6.14 million for the year, with all other variables held constant.  The EUR First Lien Term Loan and USD Second Lien Term Loan each have a floor of 1.00% for the LIBOR and Euribor and as such, the interest rate cannot decrease below 5.00% and 8.00%, respectively. Management monitors movements in the interest rates by reviewing the Bank of Canada prime rate, Euribor and LIBOR on a quarterly basis.

The table below details the effect on earnings before tax and equity of a 100 basis points strengthening or weakening of the LIBOR and Euribor interest rates:

	Net earnings (loss) $000's		Equity $000's
	- 100 bps	+ 100 bps	- 100 bps	+ 100 bps
LIBOR	572	(106)	19,987	(3,688)
Euribor	(1,251)	1,214	(32,720)	43,216

Credit Risk

Trade receivables include amounts that are past due at the end of the reporting period for which the Corporation has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired:

	As at December 31,		As at January 1,
	2016	2015	2015
	$000’s	$000’s (As adjusted - note 4)	$000’s (As adjusted - note 4)
Past due less than 181 days	217	1,880	3,316
Past due more than 181 days	163	1,377	2,761
Total	380	3,257	6,077

The allowance for doubtful accounts is $308,000 as at December 31, 2016 (December 31, 2015 – nil).

Age of impaired trade receivables:

	As at December 31,		As at January 1,
	2016	2015	2015
	$000’s	$000’s (As adjusted - note 4)	$000’s (As adjusted - note 4)
Past due less than 181 days	—	—	485
Past due more than 181 days	309	578	3,819
Total past due	309	578	4,304

Liquidity Risk

Liquidity risk is the Corporation’s ability to meet its financial obligations when they come due. The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

The Corporation’s principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and available-for-sale investments, which are comprised primarily of certain highly liquid, short-term investments, including equity and debt securities. Generally, following the Rational Group Acquisition, the Corporation’s working capital needs are minimal over the year as the B2C business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and services. Based on the Corporation’s currently available funds, funds available from the Credit Facility and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures for at least the next 12 months. Notwithstanding, as a result of, among other things, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all, micro and macro-economic downturns, and contractions of the Corporation’s operations may influence its ability to liquidate its available-for-sale investments or otherwise secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth below) and fund future projects, strategic initiatives and support growth.

Customer deposit liabilities relate to customer deposits which are held in segregated multiple bank accounts from those holding operational funds. These deposits are included in current assets in the consolidated statements of financial position under Cash and cash equivalents – customer deposits and Current investments – customer deposits (see note 26).

The following table provides information about the terms of the Corporation’s financial obligations and liabilities:

	On	Less than 1	2 to 5	Greater than
	demand	year	years	5 years
	$000’s	$000’s	$000’s	$000’s
Accounts payable and accrued liabilities	135,777	—	—	—
Other payables	47,793	8,795	—	—
Customer deposits	366,735	—	—	—
Derivatives	—	4,922	5,594	—
Provisions	—	212,780	8,942	—
Long-term debt*	—	198,861	2,719,519	224,187
Total	550,305	425,358	2,734,055	224,187

*	Includes capital and interest

33.	RELATED PARTY TRANSACTIONS

Key management of the Corporation includes the members of the board of directors, the Chief Executive Officer, Chief Financial Officer, Executive Vice-President, Corporate Development and General Counsel, and certain other key members, which include certain members of management of the Corporation’s subsidiaries.

The compensation of such key management for the years ended December 31, 2016 and 2015 included the following:

	Year Ended December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Salaries, bonuses and short-term employee benefits	5,559	6,530
Director retainers	1,316	236
Stock-based payments	2,245	4,053
	9,120	10,819

The remuneration of the Chief Executive Officer, Chief Financial Officer, and Executive Vice-President, Corporate Development and General Counsel consists primarily of a salary, cash bonuses and share-based payments. Director retainers include the Special Committee retainers and fees (related to, among other matters, the Corporation’s strategic alternatives review during the year ended December 31, 2016, and certain previously disclosed investigations), Audit Committee fees, Corporate Governance, Nominating and Compensation Committee fees and Compliance Committee fees.

34.	SUBSEQUENT EVENTS

On January 9, 2017, the Corporation announced its financing plan for the balance of the deferred payment and decided to pay the remaining balance over the course of 2017 from unrestricted cash on its balance sheet and cash flow from operations and entered into an agreement with the former owners of the Rational Group whereby the former owners have agreed not to enforce during 2017 their right under the original merger agreement to cause the Corporation to use commercially reasonable efforts to issue equity to finance any outstanding balance of the deferred purchase price. In addition, under the original merger agreement for the Rational Group Acquisition and as previously disclosed, the former owners agreed not to enforce the payment of the deferred purchase price prior to the maturity or repayment of the acquisition financing (i.e., the First Lien Term Loans and USD Second Lien Term Loan).  In exchange for the new agreement, on February 1, 2017, the Corporation paid approximately $6 million, representing an advance payment of three-months of non-refundable late payment fees related to the unpaid balance of the deferred purchase price at the rates outlined in the merger agreement (monthly rate equal to 30 day LIBOR plus 85 basis points until August 1, 2017 and then 30 day LIBOR plus 135 basis points thereafter), with such fees to be credited against any late fees incurred during such three-month period. On January 30, 2017, the Corporation paid an additional $75 million towards the then-outstanding balance. As a result and as of the date hereof, the Corporation’s remaining deferred purchase price obligation is approximately $122.5 million. Any additional fees that may be incurred on the outstanding balance beginning on May 1, 2017 will also be calculated at the rates outlined in the merger agreement.

On March 3, 2017, the Corporation announced that it successfully repriced and retranched First Lien Term Loans and amended the applicable credit agreement (collectively, the “Repricing”). The Repricing included reducing the applicable interest rate margin on the

First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points and Euribor plus 375 basis points with no Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan and using the proceeds to reduce the USD First Lien Term Loan. As a result of the Repricing, the Corporation currently expects to save approximately 13%, or $15.4 million, of interest over the next twelve months. The Repricing will be accounted for as a debt modification and as a result there will be no significant impact on the carrying amount.

Amaya and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

At the request of certain lenders, the amendment also modifies the change of control provision in the credit agreement to remove the ability of a certain current shareholder to directly or indirectly acquire control of the Corporation without triggering an event of default and potential acceleration of the repayment of the debt under the credit agreement for the First Lien Term Loans.